1/30

07021791

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Applied Development Holdings Ltd.

*CURRENT ADDRESS: Units 3402-3, 34th Floor, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong

**FORMER NAME: Applied International Holdings Limited

**NEW ADDRESS:

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FILE NO. 82- 1867

FISCAL YEAR 6/30/06

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: MAC

DAT: 3/14/07

082-01867

ARIS 6-30-06

APPLIED DEVELOPMENT HOLDINGS LTD.

實力建業集團有限公司

(Incorporated in Bermuda with limited liability)
(於百慕達註冊成立之有限公司)


Annual Report 2006 年報

Stock Code 股份代號：519

Artists create beautiful things...

... We create Paradise

Contents 目錄

Corporate Information	公司資料	4
Chairman's Statement	主席報告	5
Biographies of Directors and Senior Management	董事及高層管理人員履歷	14
Directors' Report	董事會報告書	17
Corporate Governance Report	企業管治報告書	26
Auditors' Report	核數師報告書	34
Consolidated Income Statement	綜合收益表	36
Consolidated Balance Sheet	綜合資產負債表	37
Consolidated Statement of Changes in Equity	綜合權益變動表	39
Consolidated Cash Flow Statement	綜合現金流量表	41
Notes to the Consolidated Financial Statements	綜合財務報告附註	43
Financial Summary	財務概要	114
Particulars of Major Properties	主要物業詳情	115



Legend

1	MAIN ENTRANCE	11	[illegible] BAY RESIDENTIAL	21	MARINA RESIDENCES	A	RESIDENCE FOUNDATION
2	HOTEL ISLAND	12	SPRAT POINT RESIDENTIAL	22	THE COVE RESIDENCES	B	LIMEKILN
3	MARINA BASIN	13	MARINA VILLAGE	23	THE BLUFF RESIDENCES	C	QUAKER RUINS
4	EXTERIOR MARINA	14	MARINA VILLAGE AT BLUFF BAY	24	LITTLE CAY RESIDENCES	D	STORAGE FACILITY
5	GOLF COURSE	15	MARINA VILLAGE AT QUARTER POINT	25	LITTLE CAY PARCEL	E	CATTLE PEN WALLS
6	BELLAMY CAY	16	GOLF VILLAS A AND B	26	WELLS BAY	F	BANANA WHARF CHANN
7	COMMERCIAL	17	GOLF VILLAS C	27	MAINTENANCE UTILITIES		
8	GOLF CLUB	18	GOLF VILLAS D	28	GREEN ZONE		
9	SPA	19	GOLF RESIDENCES	29	REVERSE OSMOSIS FACILITY		
10	BEACH CLUB	20	MOUNT ALMA ESTATE RESIDENCES				

AERIAL MASTER PLAN

SCHEMATIC DESIGN SUBJECT TO CHANGE

Beef Island

B


SEA
HG
ATM

' Development

V.1

Corporate Information 公司資料

BOARD OF DIRECTORS

Executive Directors:
Hung Kin Sang, Raymond *(Managing Director)*
Hung Wong Kar Gee, Mimi *(Chairman)*
Fang Chin Ping
Hung Kai Mau, Marcus *(appointed on 16th August, 2005)*

Independent Non-executive Directors:
Soo Hung Leung, Lincoln J.P.
Lo Yun Tai
Lun Tsan Kau
Lam Ka Wai, Graham *(appointed on 1st October, 2005)*

COMPANY SECRETARY
Lee Wai Fun, Betty

REGISTERED OFFICE

In Hong Kong
Units 3402-3, 34th Floor
China Merchants Tower
Shun Tak Centre
168-200 Connaught Road Central
Hong Kong

In Bermuda
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

SHARE REGISTRAR IN HONG KONG
Computershare Hong Kong Investor Services Limited
46th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

SHARE REGISTRAR IN BERMUDA
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM08
Bermuda

PRINCIPAL BANKERS
The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank Limited
The Bank of East Asia, Limited
Nanyang Commercial Bank, Ltd.

AUDITORS
Deloitte Touche Tohmatsu

SOLICITORS
Richards Butler
Sidley Austin Brown & Wood

董事會

執行董事：
洪建生 *(董事總經理)*
洪王家琪 *(主席)*
方進平
洪繼懋 *(於二零零五年八月十六日獲委任)*

獨立非執行董事：
蘇洪亮，非官守太平紳士
盧潤帶
倫贊球
林家威 *(於二零零五年十月一日獲委任)*

公司秘書
李蕙芬

註冊辦事處

香港
香港
干諾道中168-200號
信德中心
招商局大廈
34樓3402-3室

百慕達
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

在香港之股份登記處
香港中央證券登記有限公司
香港
皇后大道東183號
合和中心46樓

在百慕達之股份登記處
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM08
Bermuda

主要銀行
香港上海滙豐銀行有限公司
恒生銀行有限公司
東亞銀行有限公司
南洋商業銀行有限公司

核數師
德勤 • 關黃陳方會計師行

律師
齊伯禮律師行
盛德律師事務所

I am pleased to present to you the results for the year ended 30th June, 2006. During the year, the Group has achieved strategic progress by signing the joint venture agreement (the "JV Agreement") with Interlink Realty International, Corp. ("Interlink") and Island Global Yachting Acquisition LLC ("IGY") on 11th August, 2006. The entering of the JV Agreement has not only provided the Company a premium immediate cash return for half of the stake in our resort development project in the British Virgin Islands, it has further strengthened the Group's position in becoming a worldwide resort developer.

本人欣然向閣下提呈截至二零零六年六月三十日止年度業績。年內,本集團藉於二零零六年八月十一日與Interlink Realty International, Corp.(「Interlink」)及Island Global Yachting Acquisition LLC(「IGY」)簽訂合營協議(「合營協議」),取得策略性發展。訂立合營協議不只為本公司提供即時現金回報溢價,以撥付本公司佔五成股權位於英屬處女群島之渡假村發展項目之融資,同時亦鞏固本集團作為跨國渡假村發展商之地位。

RESULTS

The Group's audited consolidated profit before taxation for the year ended 30th June, 2006 amounted to approximately HK$10,760,000, representing a decrease of approximately 89.3% compared to last year. The decrease in profit from operation was mainly due to the significant increase in fair value of investment property for the corresponding year as a result of the early adopting of the new Hong Kong Financial Standards.

According to the JV Agreement, when the transaction contemplated under the JV Agreement is completed on or before 30th November, 2006, the Group is expected to receive a disposal gain of approximately US$26.2 million (approximately HK$204,360,000) or approximately US$20.95 million (approximately HK$163,410,000) if the Group receives US$35.25 million (approximately HK$274,950,000) or US$30 million (approximately HK$234,000,000) respectively. Upon completion of the transactions under the JV Agreement, the Group will hold 50% of the total interest in Quorum Island (BVI) Limited ("Quorum") and its attributable interest in Quorum will be recognized using the proportionate consolidation method under Hong Kong Accountings Standard 31 "Interests in Joint Venture" provided that Quorum is qualified as a jointly controlled entity.

業績

截至二零零六年六月三十日止年度之本集團之經審核綜合除税前溢利約為10,760,000港元,與去年相比下降約89.3%。經營溢利下降乃主要由於往年提早採納新香港財務準則至使該年之投資物業之公允值大幅增加所致。

根據合營企業協議,當合營企業協議項下之交易於二零零六年十一月三十日或之前完成時,倘本集團分別收到35,250,000美元(約相等於274,950,000港元)或30,000,000美元(約相等於234,000,000港元),則本集團預期將獲得出售收益約26,200,000美元(約相等於204,360,000港元)或約20,950,000美元(約相等於163,410,000港元)。合營企業協議下之交易完成後,本集團將持有Quorum Island (BVI) Limited(「Quorum」)總權益之50%,及倘Quorum合資格成為共同控制實體,其於Quorum之權益將根據香港會計準則第31號「於合營企業之權益」採用按比例合併法確認。

PLEDGE OF ASSETS

As at 30th June, 2006, the carrying values of investment properties, prepaid lease payments, property, plant and equipment pledged by the Group to secure banking facilities granted to the Group amount to HK$178,750,000 (2005: HK$275,800,000), HK$216,000 (2005: HK$222,000 as restated) and HK$1,398,000 (2005: HK$1,530,000 as restated) respectively. As at 30th June, 2006, the Group has also pledged its fixed deposit of HK$3,059,000 (2005: HK$2,969,000).

資產抵押

於二零零六年六月三十日，本集團就獲取授予本集團之銀行融資總額而抵押之投資物業、預付租約付款以及物業、廠房及設備之賬面值分別為178,750,000港元（二零零五年：275,800,000港元）、216,000港元（二零零五年：222,000港元（經重列））及1,398,000港元（二零零五年：1,530,000港元（經重列））。於二零零六年六月三十日，本集團亦已抵押其定期存款3,059,000港元（二零零五年：2,969,000港元）。

BUSINESS REVIEW

(i) Property Development

In view of the booming travel and resort industry, the Group aims to become a worldwide prestigious resort developer, targeting the upscale resort market in the world. The Group is well-positioned to capture the booming resort, golf, and marina market in the US and Europe. During the year under review, we have made strategic progress on our pipeline project and had partnered with high-end strong resort developers with a view to deliver promising returns in the future.

The British Virgin Islands Project ("BVI Project") continued to be our signature resort development project, and in view of the great development potential and expected significant investment returns of the BVI Project, we are pleased to have Interlink and IGY as our shareholders and partners in the Caribbean Sea. The participation of Interlink and IGY contributes extensive property and resort management experience into the Project.

業務回顧

(i) 物業發展

鑒於旅遊及渡假村行業蓬勃發展，本集團之目標乃成為世界高檔渡假村市場之世界頂級渡假村發展商。本集團已準備就緒，以爭取美國及歐洲日益興旺之渡假村、高爾夫球場及遊艇會市場。於回顧年度，本集團已在主要項目方面取得策略性進展，並與實力雄厚之高級渡假村發展商進行合作，以期於未來獲得可觀回報。

英屬處女群島項目（「英屬處女群島項目」）仍屬本集團具代表性之渡假村發展項目。鑒於英屬處女群島項目之巨大發展潛力及預期可觀之投資回報，本集團對Interlink及IGY成為本集團於加勒比海地區之股東及合作夥伴甚感欣慰。Interlink及IGY之參與可為該項目提供豐富之物業及渡假村管理經驗。

During the first half of the financial year, the Group together with some of the world-class specialists including Jack Nicklaus Signature, EDSA, ATM, Hill Glazier, Harris Civil Engineers and Wilson & Associates etc. have finalized the master plan of the BVI Project which features a 5-star luxury hotel, branded residency, an 18-hole signature golf course, and a state-of-the art mega yacht facility. The finalized master plan had been approved by the British Virgin Islands Government.

於本財政年度上半年內，本集團與若干世界級專業機構（包括Jack Nicklaus Signature、EDSA、ATM、Hill Glazier、Harris Civil Engineers及Wilson & Associates等）携手，共同落實英屬處女群島項目之總規劃方案，該規劃包括一間五星級豪華酒店、擁有商標之住宅、一個18洞名師級高爾夫球場及豪華大型遊艇會設施。英屬處女群島項目之最終總規劃方案已獲英屬處女群島政府批准。

On 2nd December, 2005, the Group's wholly-owned subsidiary, Quorum signed an agreement with the Government of the British Virgin Islands for the development of Beef Island where the BVI Project is located (the "Development Agreement"). Under the Development Agreement, Quorum has been granted pioneer status on golf course, marina and mega-yacht facilities, and hotel aid on hotel and all branded villas, residences and fractional units. Many benefits are also granted to the Company which include a ten years (which is extendable) tax holidays and import duty exemptions on capital equipment. In addition, a ten years (which is extendable) tax holidays and import duty exemptions on building materials and equipment are also available to Quorum under the Hotel Aid Act of the Development Agreement. All these benefits have greatly minimized the development and operation cost of the Project, and is a sign of the Government's strong support towards our BVI project.

於二零零五年十二月二日，本公司全資附屬公司Quorum已就開發英屬處女群島項目所在之Beef Island與英屬處女群島政府簽署協議（「發展協議」）。根據發展協議，Quorum獲授予在高爾夫球場、遊艇會及大型遊艇設施方面成為「先驅者」之地位，並在酒店及所有擁有商標之別墅、住宅及分層單位獲得「酒店支援」。同時Quorum亦獲授多項利益，其中包括為期十年（可延長）免稅期及資本設備免入口稅之優惠。此外，根據發展協議之「酒店支援」條例，Quorum 可享有為期十年（可延長）之免稅期及建築物料及器械免入口稅之優惠。全部優惠均大大減少項目之發展及經營成本，亦顯示其政府對本集團英屬處女群島項目之鼎力支持。

During the reporting year, the Group had reviewed several potential property and resort developments. On 16th June, 2006, the Group reached an acquisition agreement to purchase a site with an area size of approximately 413 US acre located in St. Croix Island of the United States Virgin Islands (USVI) for the consideration of US$21,000,000 (approximately HK$163,800,000). However, the results of the due diligence conducted by our consulting firms revealed certain geographical conditions which affect the property and its surrounding and render the property unsuitable for the development of a five star hotel complex. As the Group's business strategy is to continue to develop resort businesses around the world, the Group considered the limited potential of the property and decided to terminate the agreement with the vendors on 10th July, 2006.

於報告年度，本集團已檢討若干潛在物業及渡假村發展項目。本集團於二零零六年六月十六日簽訂一項收購協議，以代價21,000,000美元（約相等於163,800,000港元）購買一塊位於美屬處女群島St. Croix Island面積約413美制英畝之土地。然而，本集團顧問公司所進行之盡職審查結果顯示，由於若干地理環境因素影響該物業及其周邊地區，致使該物業不適合發展五星級酒店項目。因本集團之業務策略乃繼續於全球發展渡假村業務，本集團考慮到該物業之發展潛力有限，於二零零六年七月十日遂決定立即與賣方終止該項協議。

The Group will continue to explore other suitable opportunities to further expand our resort businesses, in a view to bring a sustainable return to our shareholders.

本集團將繼續尋求其他合適機會以進一步擴展其渡假村業務，從而為本集團股東帶來持久回報。

(ii) Investment Properties

(ii) 投資物業

The Company believes that property investments in Hong Kong can bring high returns to the Group.

本公司相信，於香港之物業投資能夠為本集團帶來高額回報。

In light of the increasing value of real estate in the Hong Kong property market, it is a great opportunity and an appropriate time for the Group to realize its investment in the Hong Kong property market. Hence, during the year ended 30th June, 2006, the Group sold an investment property (the "Property") located at 41/F, Far East Finance Centre, No. 16 Harcourt Road, Hong Kong at a net consideration of HK$118.2 million with its original cost of HK$60,480,000. The Group's other investment properties, mainly located in Hong Kong and PRC, generated a total rental revenue of approximately HK$8,526,000 during the year under review. With reference to the market value of similar properties in the same locations, the Group believes that the rental yield is fair and reasonable and will use its best endeavours to bring a positive investment return to our shareholders.

香港物業市場之房地產價值不斷攀升，此乃本集團實現其於香港物業市場之投資之大好良機。故此，本集團於截至二零零六年六月三十日止年度期間以淨代價118,200,000港元（其原成本為60,480,000港元）出售一項位於香港夏慤道16號遠東金融中心41樓之投資物業（「該物業」）。於回顧年度，本集團主要位於香港及中國之其他投資物業產生租金總收益約8,526,000港元。透過參考相同地點類似物業之市值，本集團認為租金收益率乃屬公平合理，並將傾其全力為其股東帶來正面投資回報。

(iii) **OEM Business**

During the year ended 30th June, 2006, the OEM of electronic business continued to form part of the Group's stable source of revenue. Despite the fierce market competition, the Group's OEM manufacturing company, supported by a stable customer base, was able to maintain its market share during the year.

In order to improve its production capacity, the Group moved its factory of OEM businesses to a larger factory in Shenzhen, PRC in April 2006 where the factory has increased its machinery intake to accommodate higher production volume.

(iii) **原設備製造業務**

於截至二零零六年六月三十日止年度，本集團之原設備電子製造業務繼續為其穩定之收入來源。儘管市場競爭激烈，但本集團之原設備製造公司憑藉穩定客戶基礎之支持，年內仍得以維持其市場佔有率。

為提升產能，在二零零六年四月，本集團之原設備製造業務搬遷至中國深圳之更大工廠，該工廠已擴大其機器產能以容納更高之原設備製造業務生產。

OUTLOOK

The success of the Company rests on our ability to capitalize on global vision and foresight. We believe the growing potential lies on the upscale resort development businesses. In view of that, we are now positioned to develop more resorts in the tropical areas with the BVI Projects being our first flagship resort development project. We have strategically allied ourselves with world-renown architects, designers, and resort developers, in order to reposition ourselves as a well-regarded resort developer.

To signify the Group's transition to resort development business, the Group has changed its Company name from Applied International Holdings Limited to **Applied Development Holdings Limited**. The new name would be more appropriate to reflect the core objectives of the Company and our directions in future business development. Our new logo also represents the international venues of the Company and illustrates the Group's goal as a worldwide resort developer.

展望

本公司之成功，全賴具有善用國際視野之能力及遠見。本集團相信，增長潛力來自高檔渡假村發展業務。有鑑於此，本集團現正準備在熱帶地區發展更多渡假村，而英屬處女群島項目則是本集團於此地區之首個旗艦渡假村發展項目。本集團已與世界著名建築師、設計師及渡假村發展商結立策略聯盟，銳意使本集團成為受尊崇之渡假村發展商。

為反映本集團向渡假村發展業務過渡，本集團已將公司名稱由「實力國際集團有限公司」更改為「**實力建業集團有限公司**」。新名稱將更貼切地反映本公司之核心目標及其未來業務發展方向。新公司標誌亦代表了本公司之國際性經營範疇及展示本集團要成為世界級渡假村發展商之目標。

(i) Property Development

With an increasing growth of affluent individuals in the US and Europe, there is a continuing demand for high-end brands of resort around the world. These wealthy individuals are high income earners and often look for luxurious ways to pamper themselves, such as vacationing in tropical paradises. As people are getting more environmental conscious nowadays, destinations where local cultures and environments are preserved are most sought after.

In addition, the golf market recorded a robust growth with an increasing demand for such sport. By having a 5-star signature golf course, golf residences can yield a high premium in value. Furthermore, the recreational marina industry is also a rapidly growing segment of global economics.

Hence, we aim to become a worldwide prestigious resort developer targeting the upscale resort market. Positioned to capture the booming resort, golf, and marina market in the US and Europe, we have partnered with strong resort development expertise to deliver promising returns in the future.

The BVI Project

The BVI Project continues to bring promising development to the Group. With the approval of the JV Agreement being granted by the shareholders of the Company on 28th September, 2006, the management expects the transactions contemplated thereunder to be completed before 30th November, 2006.

(i) 物業發展

隨著美國及歐洲之富裕人士日益增多，全球對高檔渡假村之需求持續上升。該等富裕人士擁有高收入，大多數喜歡尋求奢華方式來娛樂自己，例如到熱帶樂園渡假。由於人們現時之環境意識日益增強，本土文化及環境受到保護之旅遊勝地最受歡迎。

此外，高爾夫球市場錄得強勁增長，該項運動之需求不斷上升。透過持有五星名師級高爾夫球場，高爾夫球會所住宅便能產生高增值。另外，娛樂遊艇會行業亦為全球經濟快速增長業務之一。

因此，本集團矢志要成為高檔渡假村市場之世界頂級渡假村發展商。本集團已作好準備進佔正在美國及歐洲蓬勃發展之渡假村、高爾夫球及遊艇會市場，並與實力雄厚之渡假村發展專業機構進行合作，以期於未來獲得可觀回報。

英屬處女群島項目

英屬處女群島項目繼續為本集團帶來良好之發展前景。由於本公司股東於二零零六年九月二十八日批准合營企業協議，管理層預期該協議下擬進行之交易將早於二零零六年十一月三十日完成。

The BVI project features the following:

(1) a 5-star luxury condo hotel with 200 keys condo hotel rooms;

(2) branded residential units of approximately 350 units be located at marina bay, golf residential, Mount Alma and ocean-view residential;

(3) fractional ownership club;

(4) a 18 holes Jack Nicklaus Signature golf course;

(5) a marina village with state-of-the-art mega-yacht facility; and

(6) airport commercial with guest house, shops, restaurants, amphitheatre and offices.

The Group also expects to launch the presales of residential and fractional units in early 2007.

In view of the steady growth of the resorts and property sector, the Group is determined to achieve further increase in business in the upcoming years. As the BVI Project is currently our signature project, we shall continue to seek new islands for further development.

英屬處女群島項目之特點如下：

(1) 一幢五星級豪華套房酒店，擁有200間酒店套房；

(2) 約350個位於遊艇灣、高爾夫球住宅區、Mount Alma及海景住宅區之品牌住宅單位；

(3) 分散業權會所；

(4) 18洞Jack Nicklaus名師設計高爾夫球場；

(5) 擁有先進大型遊艇設施之遊艇村；及

(6) 機場商業區，包括旅館、商舖、餐廳、露天劇場及辦公室。

本集團亦預期於二零零七年初推出住宅及分層單位預售。

鑒於渡假旅遊及地產業之穩定發展，本集團決意於未來幾年進一步發展其業務。由於英屬處女群島目前為本集團之標誌性項目，本集團會繼續尋找新島嶼進一步發展。

(ii) OEM Business

After the relocation of OEM factory and the replacement of more advanced machinery in April 2006, it is expected that the factory will be able to increase its production capacity by 25% and its competitive edges will also be improved.

It is expected that the new production plant will be able to bring our OEM business to another level.

(ii) 原設備製造業務

原設備製造工廠於二零零六年四月搬遷及安裝更多先進機器之後，預期該廠將可提高生產力25%及增強競爭力。

預期新工廠可將本集團之原設備製造業務推上另一個新水平。

PORTAL OPERATION

The Group leveraged on Internet tool by establishing our new corporate website www.applieddev.com. The new website serves as an electronic channel to enhance communication between the Company and the shareholders. It allows them to access to the most updated corporate and investor information.

網站營運

本集團建立本公司新網站www.applieddev.com，以充份利用互聯網工具。新網站作為加強本公司與股東溝通之電子渠道，可使股東獲得最新之公司資料及投資者資料。

LIQUIDITY AND FINANCIAL INFORMATION

As at 30th June, 2006, the Group's total net assets value and borrowings amounted to HK$439.5 million and HK$48.1 million respectively and the gearing ratio was 11.0% as compared to 17.6% of the corresponding year, representing a comparatively low level of the Group.

As at 30th June, 2006, the majority of the Group's assets were valued in Hong Kong or United States dollars and the exposure of foreign exchange and fluctuation of the US dollars were insignificant to the Group.

流動現金及財務資料

於二零零六年六月三十日，本集團資產淨值總額及總借款淨額為439,500,000港元及48,100,000港元，負債比率為11.0%，相較上年度之17.6%，顯示本集團負債水平相對較低。

於二零零六年六月三十日，本集團大部份資產均以港元或美元計值，故本集團之外匯及美元波動風險屬不重要。

STAFF

At 30th June, 2006, the total number of employees of the Group amounted to 337 (2005: 335). The staff of the Group are rewarded by attractive salary packages and comprehensive medical insurance, provident fund and discretionary bonus.

員工

於二零零六年六月三十日，本集團員工總數為337人(二零零五年：335人)。本集團員工獲得具吸引力之薪金、週全之醫療保險、公積金及酌情花紅。

CORPORATE GOVERNANCE REPORT

The details of the corporate governance report was set out in pages from 26 to 33 of the Annual Report 2006.

企業管治報告書

企業管治報告書詳載於本二零零六年年報第26至33頁。

EXPOSURE TO EXCHANGE RATE FLUCTUATIONS

The Group does not engage in interest rate or foreign exchange speculative activities. It is the Group's policy to manage foreign exchange risk through matching foreign exchange income with expenses, and where exposure to foreign exchange is anticipated, appropriate hedging instrument will be used.

匯率波動風險

本集團並無進行任何利率或外匯投機活動。本集團之外匯風險管理政策乃以相應開支配合外匯收入，倘預期有外匯風險存在，則運用適當之工具予以對沖。

ACKNOWLEDGEMENTS

On behalf of the Board, I would like to take this opportunity to express my heartfelt thanks to all of the staff and business partners for their hard work and dedication.

鳴謝

謹借此機會代表董事會衷心感謝所有員工及業務夥伴所付出之辛勤努力及奉獻。

By order of the Board
Hung Wong Kar Gee, Mimi
Chairman

Hong Kong, 17th October, 2006

承董事會命
洪王家琪
主席

香港，二零零六年十月十七日

EXECUTIVE DIRECTORS

Hung Kin Sang, Raymond, aged 58, Managing Director, holds a B.Sc. degree in Electrical Engineering from the University of Illinois and a MBA degree from the University of Chicago, U.S.A. He has overall responsibility for the activities of the Company. In April 1976, he founded the Group and has been actively involved in the Group's development over the last 30 years.

Hung Wong Kar Gee, Mimi, aged 58, Chairman, holds a B.Sc. degree in Economics of Purdue University in 1971 and a EMBA degree in Economics of Cheung Kong Graduate School of Business in 2005. 2006 Peking University中國管理思想董事長高級研修班的畢業生。She has joined the Group since 1977 and also was a former Chairman of a former listed subsidiary of our Group. She has extensive experience in the management and finance of the electronics industry. She had been a Director of Tung Wah Group of Hospitals ("Tung Wah") for a few years and is a Voting Member of Tung Wah and a Trustee of Friends of the Hong Kong Museum of Art.

Fang Chin Ping, aged 64, Director, holds a B.Sc. degree in Physics from Peking University. He joined the Group in 1982 and has overall responsibility for the operations of the Group and other business opportunities in China. He has over 35 years experience in the electronics industry.

Hung Kai Mau, Marcus, aged 24, Director, graduated from the University of Chicago with a Bachelor's degree in Economics. He joined the Company since in 2005 as the Assistant to Chairman. He has takes active role in resort development projects.

董事

洪建生先生，58歲，董事總經理，持有伊利諾州立大學頒授之電機工程理學士學位及美國芝加哥大學頒授之工商管理學碩士學位。彼全權負責本公司之業務。於一九七六年四月，彼創辦本集團，過往三十年一直積極參與本集團之發展。

洪王家琪女士，58歲，主席，持有一九七一年Purdue University之經濟理學士學位及二零零五年長江商學院之高級管理人員工商管理碩士學位。2006年為北京大學中國管理思想董事長高級研修班的畢業生。彼於一九七七年加入本集團，亦曾擔任本集團其下前上市附屬公司之前主席。彼於電子業管理及財務方面擁有豐富經驗。另外，亦為東華三院歷屆總理和現任選舉委員及香港藝術館之友信託基金人。

方進平先生，64歲，董事，持有北京大學頒授之物理學理學士學位。彼於一九八二年加入本集團，全權負責本集團營運，並在中國物色其他發展業務之機會。彼在電子業有逾三十五年經驗。

洪繼懋先生，24歲，董事，持有美國芝加哥大學之經濟學士學位。彼於二零零五年加入本公司為主席助理，負責渡假村發展項目。

INDEPENDENT NON-EXECUTIVE DIRECTORS

Soo Hung Leung, Lincoln, aged 61, BScChE, MBA, J.P., Independent Non-executive Director, A stock broker and Chairman of Soo Pei Shao & Co. Ltd., and also an Independent Non-executive Director of Wing Lung Bank Limited and Wah Ha Realty Company Limited. A member of the HKSAR Insider Dealing Tribunal, the Committee of the Spastics Association, Chairman of the English Advisory Committee of the Baptist University, and Chairman of the HKSAR Board of Review (Film Censorship).

Lo Yun Tai, aged 61, Independent Non-executive Director, holds a B.Sc. degree in Mechanical Engineering from National Taiwan University. He has over 36 years experience in the electronics industry. His extensive engineering and manufacturing background is strengthened by his expertise in corporate management and operations of some electronic companies.

Lun Tsan Kau, aged 52, Independent Non-executive Director, holds a master of science degree in Electronics and Computer Science from the University of California at Berkeley, USA and a master of business administration degree from the University of Hong Kong. He joined the Group in 1997. He has over 27 years experience in investment, manufacturing, banking and real estate development. He was previously affiliated with several international banks, an electronics manufacturing company and a US based investment holding company. He is an Executive Director and the Deputy Managing Director of K. Wah International Holdings Limited.

Lam Ka Wai, Graham, aged 38, Independent Non-executive director, graduated from the University of Southampton, England with a Bachelor of Science degree in Accounting and Statistics. He is an associate member of the Hong Kong Institute of Certified Public Accountants and a member of the American Institute of Certified Public Accountants. He is currently an Executive Director of an investment bank and he has over 11 years experience in corporate finance as well as around 4 years experience in Accounting and Auditing. He is also an Independent Non-executive Director of another Mainboard listed company in Hong Kong, namely Cheuk Nang (Holdings) Limited.

獨立非執行董事

蘇洪亮先生，61歲，化學工程理學士，工商管理碩士，非官守太平紳士，獨立非執行董事，蘇佩玿有限公司之股票經紀及主席，亦是永隆銀行有限公司及華夏置業有限公司之獨立非執行董事。另為香港特別行政區內幕交易審裁處成員，香港痙攣協會委員，浸會大學英文科諮詢委員會主席及香港電影檢查審核上訴委員會主席。

盧潤帶先生，61歲，獨立非執行董事，持有國立台灣大學頒發之機械工程學士學位。彼於電子業有逾三十六年經驗。彼曾先後負責數家電子公司之企業管理及營運，有關專業技術愈發精進，大大充實了彼於工程及製造方面之豐富經驗。

倫贊球先生，52歲，獨立非執行董事，持有美國加州柏克萊大學電子及電腦碩士學位及香港大學工商管理碩士學位。彼於一九九七年加入本集團。於投資、製造、銀行業及地產發展擁有逾二十七年經驗。彼曾任職於數家國際銀行、一家電子製造公司及一家以美國為基地之控股公司。亦是嘉華國際集團有限公司之執行董事及副董事總經理。

林家威先生，38歲，獨立非執行董事，持有英國修咸頓大學之會計及統計學的學士學位。彼為資深香港會計師公會會員及美國會計師協會會員。彼現為一所投資銀行的執行董事，有超過十一年以上的公司融資及約四年的會計及審計經驗。亦是香港一間上市公司—卓能(集團)有限公司的獨立非執行董事。

SENIOR MANAGEMENT

Ma Yi Fat, aged 55, Managing Director from our subsidiary. He has overall responsibility for the factory. He has over 26 years experience in the manufacturing of electronic products.

Ng Kit Ling, Tess, aged 41, Deputy Financial Controller. She has over 20 years experience in finance and accounting matters of listed group companies. She is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants, member of the Association of Chartered Certified Accountants in United Kingdom and holds a Master Degree in Accountancy from the Hong Kong Polytechnic University.

COMPANY SECRETARY

Lee Wai Fun, Betty, aged 46, the Company Secretary of the Company. She is a professional company secretary retained by the Company for the purpose of attending and assisting the Company in ensuring compliance with filing requirements under the Companies Ordinance. She is also an employee of Richards Butler, legal advisers to the Company. She is an associate member of the Institute of Chartered Secretaries and Administrators in the United Kingdom and The Hong Kong Institute of Chartered Secretaries.

高層管理人員

馬二發先生，55歲，本集團附屬公司董事總經理，負責廠房之整體管理工作，擁有逾二十六年製造電子產品之經驗。

吳潔玲女士，41歲，副財務總監，彼擁有超過二十年以上之上市集團財務管理及會計方面之經驗。亦是香港會計師公會之註冊會計師、英國特許會計師公會會員及持有香港理工大學會計學碩士學位。

公司秘書

李蕙芬女士，46歲，本公司之公司秘書。彼為本公司任命之專業公司秘書，專責協助確保本公司遵守公司條例之存檔規定。彼亦為本公司法律顧問齊伯禮律師行之僱員。彼為英國特許秘書及行政人員公會及香港特許秘書公會之會員。

The board of Directors of the Company (the "Board") has a pleasure to present the Corporate Governance Report for the year ended 30th June, 2006.

公司董事會(「董事會」),欣然提呈截至二零零六年六月三十日止年度之企業管治報告書。

The Company is committed to good corporate governance principles and practice that is essential to safeguard the interests of its shareholders and uphold accountability, transparency and responsibility of the Company.

就對保障股東利益、保持公司之問責性、透明度及提升表現之關鍵為本公司所致力於維持高度企業管治水平及其實踐。

The Company has complied with the code ("Code Provision") in the Code on Corporate Governance Practices ("CG Code") set out in Appendix 14 and 23 of the rules ("Listing Rules") governing the listing of securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange") throughout the year. After specific enquiries to each of Directors, the Directors confirmed that they have complied with the standards set out in Appendix 10 to the Listing Rules.

本公司已採納香港聯合交易所有限公司(「交易所」)之證券上市規則(「上市規則」)附錄十四及二十三所載之企業管治常規守則(「管治守則」)之所有守則條文(「守則條文」)。根據每位董事的諮詢後,其均遵守就上市規則附錄十所載要求。

The Company regularly reviews its corporate governance practices to ensure that the Company continues to meet the requirements of the CG Code.

本公司對其企業管治實踐作出監察以達合符管治守則所要求。

THE BOARD

董事會

(i) Board Composition

(i) 組成

Executive Directors

1. Mr Hung Kin Sang, Raymond
   (Managing Director and father of Mr Hung Kai Mau, Marcus)
2. Madam Hung Wong Kar Gee, Mimi
   (Chairman and mother of Mr Hung Kai Mau, Marcus)
3. Mr Fang Chin Ping
4. Mr Hung Kai Mau, Marcus
   (son of Mr Hung Kin Sang, Raymond and Madam Hung Wong Kar Gee, Mimi)

執行董事

1. 洪建生先生
   (董事總經理及洪繼懋先生之父親)
2. 洪王家琪女士
   (主席及洪繼懋先生之母親)
3. 方進平先生
4. 洪繼懋先生
   (洪建生先生及洪王家琪女士之兒子)

Independent Non-Executive Directors

1. Mr Lo Yun Tai
2. Mr Lun Tsan Kau
3. Mr Soo Hung Leung, Lincoln J.P.
4. Mr Lam Ka Wai, Graham

獨立非執行董事

1. 盧潤帶先生
2. 倫贊球先生
3. 蘇洪亮先生,非官守太平紳士
4. 林家威先生

Save as above, there is no relationship (including financial, business, family or other material/relevant relationship(s)), among members of the board and in particular, between the Chairman and the Chief Executive Officer.

除以上披露外，各董事成員之間(包括財務上、商業上、家庭上及其他重要關係)概無關係(尤其是主席和董事總經理)。

(ii) Responsibility

(ii) 職責

The business and affairs of the Company and its subsidiaries ("Group") shall be under the direction of and vested with the Board pursuant to the bye-laws of the Company (the "Bye-laws"). The Board is elected by the shareholders which is the ultimate decision-making body of the Group except in respect of matters reserved for shareholders. The Board accepts that it is ultimately accountable and responsible for the performance and affairs of the Group. The Board retains oversight responsibility for all major matters of the Group which include approving and monitoring of all policy matters managing, overall strategies and budgets, internal control and risk management systems, entering into material transactions (especially any transactions of conflict of interest and etc.), providing financial information, appointing directors of the Company and other significant financial and operational matters. Certain of that authority is delegated by the Board to the management in order to enable the management to develop and implement the Group's strategic plannings and operations, and to conduct the Group's day-to-day activities. The Board diligently monitors the management's performance in that regard but responsibility for conducting the Group's daily operations rests with the management.

本公司及其附屬公司(「本集團」)之業務及事務乃根據本公司組織章程細則(「章程細則」)由董事會領導及授權。董事會乃由股東選出，為本集團最終決策單位，惟須由股東處理之事宜則除外。董事會須就本集團之表現及事務最終問責及負責。儘管董事會保留監察責任，儘管董事會負責本公司之所有重大事宜，包括批准及監管所有政策事務、整體策略及預算、內部監控及風險管理系統、重大交易(尤其是可能涉及利益衝突之該等交易)、財務資料提供、本公司委任董事及其他重大財務及經營上之事宜，其若干權力仍須下放予管理層，使管理層可以發展和推行本公司的策略性計劃和年度營運方案與及進行本公司日常之活動。董事會盡心監察管理層之表現，惟本公司日常運作則留待管理層處理。

The role of the Group's Chairman is separated from that of the Group Managing Director with their respective responsibilities endorsed by the Board in writing. The Group Managing Director is responsible for day-to-day management of the business of the Group. The Chairman provides leadership for the Board to ensure that the Board acts diligently and in the best interest of the Group and that at meetings are planned and conducted effectively. The Chairman is also responsible for approving the

本集團主席角色獨立於董事總經理，其各自之職責由董事會書面批准。董事總經理肩負本集團日常營運管理的職責。主席負責領導董事會，確保董事會履行其職責，並以本集團最佳利益行為及董事會議的有效地策劃及進行。主席亦根據本公司董事建議事項

agenda for each Board meeting, taking into account, where appropriate, matters proposed by the directors of the Company ("Directors"). The Chairman also actively encourages the Directors to make full contributions and active participations to the Board's affairs.

負責批准董事局會議議程。主席亦鼓勵董事全力及積極參與董事會事務。

The Board appointed two Board Committees, namely Audit Committee and Remuneration Committee to oversee particular aspects of the Group's affairs. The Company reviews the said delegation arrangements on a periodic basis to ensure that they remain appropriate to it's needs. The Board and the Board committees work under the well-established corporate governance practices in accordance with the requirements of the Listing Rules and other relevant statutory requirements.

董事會已委任兩個董事委員會，分別為審核委員會及薪酬委員會，以監察集團事務的各特定範疇。本公司會定期檢討上述委派權力之安排，以確保其切合所需。董事會及董事委員會按照良好的企業管治常規及其職權範圍運作，此等常規及職權範圍乃根據上市規則及其他有關法定要求規定，旨在加強本公司董事之責承。

Each director of the Company is provided upon reasonable request made to the Board with means, at the Company's expenses, to seek independent professional advice in furtherance of his/her duties if necessary. The Independent Non-executive Directors are high caliber executives or professionals with relevant industry experiences and serve the essential functions in providing their skills and expertise to the Board.

本公司每位董事，倘有需要，可向董事會申請，尋求獨立專業意見，以履行其職責，費用由本公司支付。獨立非執行董事均為高才幹行政人員或專業人士，擁有相關專業經驗，及提供重要的技術及經驗予董事會。

The Board regularly, reviews it's composition and structure to ensure it's expertise and independence are attained and maintained.

董事會會定期檢討其本身架構及組成，確保其專業知識及獨立性能夠維持及達到。

(iii) Appointment and Succession Planning of the Directors

(iii) 本公司董事之委任及繼任計劃

The Company follows a formal, considered and transparent procedure for the appointment and removal of Directors. All newly appointed directors who are filling casual vacancy are subject to election at the first general meeting after their appointments by the Board. All Directors, including the Independent Non-executive Directors are subject to retirement by rotation at least once every three years and may be re-elected.

本公司制定了一套正式，經深思熟慮及透明之程序提名及罷免本公司董事。所有獲委任填補臨時空缺之任何新董事，均應於委任後在首次股東週年大會上膺選連任。全部董事包括非執行董事均須輪流退任，至少每三年一次。

(iv) Securities Transactions

The Company has adopted a code of conduct regarding securities transactions by Directors of the Company (the "Securities Code") on terms no less exacting than the required stand set out in Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") contained in Appendix 10 of the Listing Rules. Pursuant to the Securities Code, the Directors shall notify the Chairman or his/her alternates and then have to receive a dated written acknowledgement before any securities transactions of the Company dealt with the Directors. All Directors have confirmed that they have complied with the required standard set out in the Securities Code throughout the year.

(iv) 證券交易

本公司已採納一套標準不遜於上市規則附錄十中的上市公司董事進行證券交易的標準守則(「標準守則」)，作為本公司董事進行證券交易之操守守則(「證券守則」)。根據證券守則，本公司董事於任何本公司證券交易前，通知主席或其代理人及收到其確認書。所有本公司董事確認彼等於整個本年度內均一直遵守證券守則所載之規定標準。

(v) The attendance of the Directors at the regular meeting during the reporting period

(v) 在報告期間，董事會出席常規會議

Name	姓名	No. of meetings attended/held 出席會議次數／總數
Mr Hung Kin Sang, Raymond	洪建生先生	4/6
Madam Hung Wong Kar Gee, Mimi	洪王家琪女士	5/6
Mr Fang Chin Ping	方進平先生	6/6
Mr Hung Kai Mau, Marcus	洪繼懋先生	5/6
Mr Soo Hung Leung, Lincoln J.P.	蘇洪亮先生，非官守太平紳士	4/6
Mr Lun Tsan Kau	倫贊球先生	4/6
Mr Lo Yun Tai	盧潤帶先生	4/6
Mr Lam Ka Wai, Graham	林家威先生	3/6

REMUNERATION COMMITTEE

The Remuneration Committee was established on 20th April, 2005 and includes a majority of Independent Non-executive Directors. The Remuneration Committee comprises of two Independent Non-executive Directors, namely Mr Lo Yun Tai (Chairman of the Remuneration Committee), Mr Soo Hung Leung, Lincoln J.P. and one Executive Director, Mr Hung Kin Sang, Raymond. The Remuneration Committee has a responsibility to make recommendations to the Board regarding the Company's policy and structure in relation to the remuneration of Directors and senior management of the Company. The Committee also reviews the assessment criteria and remuneration policies and terms of employments of all Executives and Non-executive Directors and senior management of the Company with reference to corporate goals and objectives resolved by the Board from time to time.

薪酬委員會

於二零零五年四月二十日，本公司設立薪酬委員會，成員大多數為獨立非執行董事。薪酬委員會成員包括有兩名獨立非執行董事即盧潤帶先生(薪酬委員會主席)，蘇洪亮先生，非官守太平紳士，和一名執行董事洪建生先生。薪酬委員會負責向董事會建議本公司董事及高級管理人員之薪酬政策及架構，以及參考董事會完成之使命及目標檢討所有本公司董事及高級管理層之特定薪酬組合。

The attendance record at the meetings during the reporting period for each of the committee member is as follows:

在報告期間，每名成員之出席會議記錄列示如下:

Name	姓名	No. of meetings attended/held 出席會議次數／總數
Mr Lo Yun Tai	盧潤帶先生	3/3
Mr Soo Hung Leung, Lincoln J.P.	蘇洪亮先生，非官守太平紳士	3/3
Mr Hung Kin Sang, Raymond	洪建生先生	2/3

AUDIT COMMITTEE

The Audit Committee comprises of Independent Non-executive Directors, namely, Mr Soo Hung Leung, Lincoln J.P. (Chairman of the Audit Committee), Mr Lun Tsan Kau, Mr Lo Yun Tai and Mr Lam Ka Wai, Graham. All of them have relevant professional qualifications, accounting or related financial management expertise. The Audit Committee has a responsibility to review/and assess with the senior management and the Company's external auditors the internal control system and external auditing process and findings, the accounting principles and practices adopted by the Group, Listing rules and statutory compliance, and to discuss matters relating to auditing, internal control, risk management and financial reporting (including the interim financial report for the six months ended of each financial years).

審核委員會

審核委員會成員全為獨立非執行董事，包括蘇洪亮先生，非官守太平紳士(審核委員會主席)、倫贊球先生、盧潤帶先生及林家威先生。他們均具備專業資格和會計及相關財務管理專長的要求。審核委員會(與高級管理層及外聘核數師)之責任包括監察本集團內外部之核計結果、會計準則及制度之採用，上市條例及法例之遵守，及討論有關核計、內部監控、風險評估及財務報表的事項(其中包括每六個月之財政年度而在董事會通過之前提呈中期財務報表)。

The attendance record at the meetings during the reporting period for each of the committee member is as follows:

在報告期間，每名成員之出席會議記錄列示如下：

Name	姓名	No. of meetings attended/held 出席會議次數／總數
Mr Soo Hung Leung, Lincoln J.P.	蘇洪亮先生，非官守太平紳士	2/2
Mr Lun Tsan Kau	倫贊球先生	2/2
Mr Lo Yun Tai	盧潤帶先生	2/2
Mr Lam Ka Wai, Graham	林家威先生	2/2

Audit Committee has its main duty to make proposals and recommendation to the Board on the appointment and removal of external auditors and their terms of engagement and termination as well as to monitor the external auditor's independence and effectiveness and recommended appropriate actions as required. During the reporting year the total remuneration paid to the external auditor was as follows:

審核委員會其主要責任是提出意見予董事會有關聘請及辭退外聘核數師及其聘請條件，同時亦對其獨立性，效率性及其提出之合適行為要求作出監察。在本年度內，其核數費用的總額為：

Services rendered	服務	Fee paid/payable 金額已付／應付 HK$ 港幣
Audit Services	核數	1,194,000
Non-audit Services	非核數	182,000

INTERNAL CONTROL AND RISK MANAGEMENT

As the Board believes that a well-designed system of internal control is crucial to safeguard the assets of the Group and to ensure the reliability of financial reporting as well as compliance with the relevant rules and regulation, a system of internal control which is expected to prevent, but not absolute assurance, against material misstatement or loss and to manage rather than eliminate risks of failure in operational systems and achievement of the Group's objectives was set up.

內部監控及風險管理

董事會明白設計完善之內部監控制度對保障本公司財產，確保財產報告可靠性以及遵守法例及規則甚為重要，所以本公司致力設立並維持一個良好的內部監控系統，以提供合理，惟非絕對之保證，以防出現嚴重誤報或損失的情況，並管理，而非杜絕運作系統及達致集團目標出現失誤之風險。

The Board also acknowledges that it has overall responsibility for the Group's internal control, financial control and risk management system and shall monitor their effectiveness from time to time as well as the scopes and frequencies of audit reviews according to risk assessment. Special reviews may also be performed on areas of concern identified by management or the audit committee from time to time as there are no establishment of internal audit functions.

董事會亦明白其對本公司內部監控、財務控制及風險管理制度之整體責任，並不時監察其效能，及根據風險管理對其範疇及頻次作審核監察。因沒有內部審核部，故特別監察會在管理層或審核委員會隨時就某些重要事務而提出進行。

During the reporting year, the Directors had arranged to conduct a review over the effectiveness of the internal control system of the Group including functions of financial, operation, compliance and risk management. The review showed a satisfactory control system. The review had been reported to the Audit Committee. The Directors had also, where necessary, initiated necessary improvement and reinforcement to the internal control system.

在報告期間，董事們均對本集團的內部監控的有效性(其中包括其財務、營運、合符法律及風險管理等)已進行審察。這審察報告已給審察委員會，結果令人滿意。董事們也就其作出適當改善及加強執行內部監控系統。

SHAREHOLDERS RIGHTS AND INVESTOR RELATIONS

股東權利及投資者關係

The rights of shareholders and the procedures for demanding a poll on resolutions at shareholders' meeting are contained in the Company's Bye-laws. Procedure for voting by poll has been included in the circulars issued by the Company accompanying the relevant notices convening such general meetings which will be read out by the Chairman at the general meeting. The Company has taken steps to ensure compliance with the requirements about voting by poll and arrangements have been made for the voting of each of the resolutions being put to the meetings to be dealt with means of poll vote. At general meeting the Board and the members of Audit Committee and Remuneration Committee have their responsibilities to answer questions raise by the shareholders.

股東權利及於股東大會上要求就決議案投票表決之程序已載於本公司細則內。投票表決之程序詳情載於致股東之所有通函內，並將於會議舉行期間由主席闡釋。於股東週年大會上，本公司已根據法律及要求作出決議案安排，其中已個別由主席提出決議案。董事會主席以及審核及薪酬委員會各委員會之成員於股東大會上回應提問。

In order to provide detailed and updated information to our shareholders, the Company has a range of communication channels to ensure its shareholders are kept well-informed. These comprise of annual general meeting, annual report, various notices, announcements and circulars.

為向股東提供有關本公司之詳細及最新資料，本公司已採用多種通訊工具，以確保其股東充分獲悉主要業務之重要事項，其中包括股東週年大會、年報、多項通告、公告及通函。

The Company continues to enhance communications and positive relationships with the investors by maintaining regular dialogue with institutional investors and analysts to keep them up to date about the business and operation information and development of the Group, and replying any enquiries from investors appropriately. Investors are welcomed to enquiries to the Company at the office in Hong Kong.

本公司不斷致力提升本公司與投資者之聯繫及關係。本公司指派執行董事及高級管理層與機構投資者及分析師定期會談，以確保彼等了解本公司之發展及業務運行情況，本公司亦會及時處理投資者之查詢，為彼等提供所需資料。投資者如有查詢，可直接致函至本公司於香港之主要營業地點。

PUBLIC FLOAT

公眾人士持股量

As the Board's knowledge based on information publicly available to the Company, over 25% of the total issued share capital of the Company was held by the public as at the date of this report.

就董事會根據本公司所得公開資料所知，於本報告簽發日期，公眾人士持有本公司全部已發行股本總數不少於25%。

THE BOARD'S STATEMENT

總結

The Company believes that a good corporate governance reflects a high quality of management and operations of the Group's operations and business. Good corporate governance can safeguard the proper use of funds and effective allocation of resources which in turn, protect the interest of the shareholders. The management recognise the importance of a good corporate governance practice and will use its best endeavour to maintain, strengthen and improve the standard and quality of the Group's corporate governance.

本公司深信，企業管治之質素及水準反映管理層質素及本集團之業務運作。良好企業管治能維護妥善運用資金及有效分配資源，並保障股東權益。管理層致力提倡良好企業管治及將嘗試盡最大努力維繫、鞏固及完善本集團企業管治之水準及質素。

Deloitte.
德勤

TO THE SHAREHOLDERS OF
APPLIED DEVELOPMENT HOLDINGS LIMITED
(FORMERLY KNOWN AS APPLIED INTERNATIONAL HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)

致實力建業集團有限公司
全體股東
(前稱實力國際集團有限公司)
(於百慕達註冊成立之有限公司)

We have audited the consolidated financial statements of Applied Development Holdings Limited (the "Company") and its subsidiaries (the "Group") on pages 36 to 113 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

本核數師行已完成審核載於第36頁至第113頁按照香港普遍採納之會計原則編製之實力建業集團有限公司(「本公司」)及其附屬公司(「本集團」)綜合財務報告。

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

董事及核數師之個別責任

The directors of the Company are responsible for the preparation of consolidated financial statements which give a true and fair view. In preparing consolidated financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

貴公司之董事須負責編製真實與公平之綜合財務報告。在編製該等真實與公平之綜合財務報告時，董事必須貫徹採用合適之會計政策。

It is our responsibility to form an independent opinion, based on our audit, on those consolidated financial statements and to report our opinion solely to you, as a body, in accordance with Section 90 of the Companies Act of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

本行之責任是根據本行審核工作之結果，對該等綜合財務報告表達獨立之意見，並根據百慕達公司法第90條僅向全體股東作出報告，而本報告不得用於其他用途。本行不會就本報告內容而向任何其他人士承擔任何責任。

BASIS OF OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the consolidated financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the consolidated financial statements, and of whether the accounting policies are appropriate to the circumstances of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the consolidated financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the consolidated financial statements give a true and fair view of the state of affairs of the Group as at 30th June, 2006 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
17th October, 2006

意見之基礎

本行是按照香港會計師公會頒佈之香港核數準則進行審核工作。審核範圍包括以抽查方式查核與綜合財務報告所載數額及披露事項有關之憑證，亦包括評估董事於編製該等綜合財務報告時所作之重大估計及判斷、所釐定之會計政策是否適合貴集團之具體情況，及是否貫徹應用並足夠地披露該等會計政策。

本行在策劃及進行審核工作時，均以取得一切本行認為必需的資料及解釋為目標，使本行能獲得充份之憑證，就該等綜合財務報告是否存有重要錯誤陳述，作出合理之確定。在達致意見時，本行亦已衡量該等綜合財務報告所載的資料在整體上是否足夠。本行相信，本行之審核工作已為下列意見建立了合理之基礎。

意見

本行認為上述綜合財務報告均真實與公平地反映貴集團於二零零六年六月三十日之財政狀況及貴集團截至該日止年度之溢利及現金流量，並已按照香港公司條例中之披露要求而妥善編製。

德勤 • 關黃陳方會計師行
執業會計師

香港
二零零六年十月十七日

Consolidated Income Statement 綜合收益表

For the year ended 30th June, 2006 截至二零零六年六月三十日止

		Notes 附註	**2006 二零零六年 HK$'000 千港元**	2005 二零零五年 HK$'000 千港元
Turnover	營業額	5	**107,634**	105,295
Cost of sales	銷售成本		**(93,902)**	(91,400)
Gross profit	毛利		**13,732**	13,895
Other income	其他收入		**1,791**	2,079
Distribution costs	分銷成本		**(1,817)**	(1,306)
Administrative expenses	行政費用		**(29,552)**	(24,146)
Increase in fair value of investment properties	投資物業公允值增加		**19,000**	100,880
Gain on disposal of investment properties	出售投資物業之收益		**1,162**	12,903
(Loss) gain on disposal of property, plant and equipment	出售物業、廠房及設備(虧損)/收益		**(461)**	6,194
Gain (loss) on disposal of available-for-sale investments/other securities	出售可供銷售投資/其他證券之收益/(虧損)		**813**	(269)
Waiver of other borrowings	豁免其他借貸	7	**19,651**	–
Share-based payment expenses	以股份為基礎之付款費用		**(8,233)**	–
Finance costs	融資成本	8	**(5,265)**	(3,354)
Loss on disposal of subsidiaries	出售附屬公司之虧損	33	**(61)**	(6,752)
Profit before taxation	除稅前溢利		**10,760**	100,124
Taxation	稅項	9	**(808)**	2,665
Profit for the year	年內淨溢利	10	**9,952**	102,789
Attributable to:	應佔:			
Equity holders of the parent	母公司股權持有人		**10,757**	103,525
Minority interests	少數股東權益		**(805)**	(736)
Profit after taxation	除稅後溢利		**9,952**	102,789
EARNINGS PER SHARE	每股盈利			
Basic	基本	12	**1.22 cents仙**	11.60 cents仙

Consolidated Balance Sheet 綜合資產負債表

At 30th June, 2006 於二零零六年六月三十日

		Notes 附註	2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元 (as restated) (經重列)
Non-current assets	**非流動資產**			
Investment properties	投資物業	13	**207,500**	305,500
Interest in a leasehold land	租賃土地權益	14	–	128,003
Property, plant and equipment	物業、廠房及設備	15	**171,307**	114,715
Prepaid lease payments	預付租賃付款			
– non-current portion	一非流動部份	16	**2,003**	1,436
Other assets	其他資產	17	**1,701**	1,701
Available-for-sale investments	可供銷售投資	18	**26,391**	–
Other securities	其他證券	18	–	8,625
Negative goodwill	負商譽	19	–	(22,549)
			408,902	537,431
Current assets	**流動資產**			
Inventories	存貨	20	**2,256**	2,233
Trade and other receivables	貿易及其他應收款項	21	**46,660**	35,224
Prepaid lease payments	預付租賃付款			
– current portion	一流動部份	16	**46**	46
Tax recoverable	應退稅項		–	155
Pledged bank deposits	已抵押銀行存款	22	**3,059**	2,969
Bank balances and cash	銀行結餘及現金	22	**37,836**	22,472
			89,857	63,099
Current liabilities	**流動負債**			
Trade and other payables	貿易及其他應付款項	23	**10,021**	47,125
Tax payable	應付稅項		**1,084**	536
Bank and other borrowings	銀行及其他借貸			
– due within one year	一於一年內到期	24	**16,145**	52,641
Obligations under finance leases	融資租約承擔			
– due within one year	一於一年內到期	25	**3,732**	2,334
			30,982	102,636
Net current assets (liabilities)	**流動資產(負債)淨額**		**58,875**	(39,537)
			467,777	497,894

Consolidated Balance Sheet 綜合資產負債表

At 30th June, 2006 於二零零六年六月三十日

		Notes 附註	2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元 (as restated) (經重列)
Capital and reserves	**資本及儲備**			
Share capital	股本	26	**9,100**	9,372
Treasury shares	庫存股份	28	**(8,911)**	(12,546)
Reserves	儲備		**438,472**	402,945
Equity attributable to equity holders of the parent	**母公司股權持有人應佔權益**		**438,661**	399,771
Minority interests	**少數股東權益**		**858**	70,298
Total equity	**權益總額**		**439,519**	470,069
Non-current liabilities	**非流動負債**			
Bank and other borrowings – due after one year	銀行及其他借貸 一於一年後到期	24	**24,846**	25,811
Obligations under finance leases – due after one year	融資租約承擔 一於一年後到期	25	**3,412**	2,014
			28,258	27,825
			467,777	497,894

The consolidated financial statements on pages 36 to 113 were approved and authorised for issue by the Board of Directors on 17th October, 2006 and are signed on its behalf by:

第36頁至第113頁所載之綜合財務報告已於二零零六年十月十七日經董事會批准及授權發行，並由下列董事代表簽署：

Hung Kin Sang, Raymond
Managing Director
洪建生
董事總經理

Fang Chin Ping
Director
方進平
董事

Consolidated Statement of Changes in Equity 綜合權益變動表

For the year ended 30th June, 2006 截至二零零六年六月三十日止

		Attributable to equity holders of the parent 本公司權益持有人應佔權益													
		Share capital 股本 HK$'000 千港元	Treasury shares 庫存股份 HK$'000 千港元	Share premium account 股份溢價賬 HK$'000 千港元	Share option reserve 購股權儲備 HK$'000 千港元	Investment revaluation reserve 投資重估儲備 HK$'000 千港元	Other reserve 其他儲備 HK$'000 千港元 (Note 1) (附註1)	Capital redemption reserve 資本贖回儲備 HK$'000 千港元	Capital reserve 資本儲備 HK$'000 千港元 (Note 2) (附註2)	Distributable reserve 可分派儲備 HK$'000 千港元 (Note 3) (附註3)	Translation reserve 換算儲備 HK$'000 千港元	(Accumulated losses) retained profits 累計(虧損)溢利 HK$'000 千港元	Total 合計 HK$'000 千港元	Minority Interests 少數股東權益 HK$'000 千港元	Total 合計 HK$'000 千港元
At 1st July, 2004	於二零零四年七月一日	9,411	(12,546)	1	-	(3,571)	-	10,892	209,734	93,961	(2,470)	(27,369)	278,043	71,034	349,077
Surplus on revaluation of other securities	其他證券之重估盈餘	-	-	-	-	952	-	-	-	-	-	-	952	-	952
Surplus on revaluation of property, plant and equipment	物業、廠房及設備之重估盈餘	-	-	-	-	-	8,551	-	-	-	-	-	8,551	-	8,551
Net income recognised directly in equity	於權益中確認之淨收入	-	-	-	-	952	8,551	-	-	-	-	-	9,503	-	9,503
Realised on disposal of other securities	出售其他證券時變現	-	-	-	-	3,243	-	-	-	-	-	-	3,243	-	3,243
Profit for the year	本年度溢利	-	-	-	-	-	-	-	-	-	-	103,525	103,525	(736)	102,789
Total recognised income and expense for the year	本年度確認之總收入及支出	-	-	-	-	4,195	8,551	-	-	-	-	103,525	116,271	(736)	115,535
Repurchase of own shares	購回本身股份	(39)	-	-	-	-	-	39	-	-	-	(843)	(843)	-	(843)
Disposal of subsidiaries	出售附屬公司	-	-	-	-	-	-	-	6,329	-	(29)	-	6,300	-	6,300
At 30th June, 2005	於二零零五年六月三十日														
- as originally stated	- 原列	9,372	(12,546)	1	-	624	8,551	10,931	216,063	93,961	(2,499)	75,313	399,771	70,298	470,069
- effect of adoption of new accounting standards (note 2)	- 採用新會計準則之影響(附註2)	-	-	-	-	-	-	-	(11,453)	-	-	34,002	22,549	-	22,549
At 1st July, 2005, as restated	於二零零五年七月一日(經重列)	9,372	(12,545)	1	-	624	8,551	10,931	204,610	93,961	(2,499)	109,315	422,320	70,298	492,618
Loss on fair value changes of available-for-sale investments	可供銷售投資公允值改變之虧損	-	-	-	-	(244)	-	-	-	-	-	-	(244)	-	(244)
Net income recognised directly in equity	於權益直接確認之淨收入	-	-	-	-	(244)	-	-	-	-	-	-	(244)	-	(244)
Realised on disposal of available-for-sale investments	出售可供銷售投資時變現	-	-	-	-	(316)	-	-	-	-	-	-	(316)	-	(316)
Realised on disposal of treasury shares	出售庫存股份時變現	-	3,635	-	-	-	-	-	-	-	-	2,622	6,257	-	6,257
Profit for the year	本年度溢利	-	-	-	-	-	-	-	-	-	-	10,757	10,757	(805)	9,952
Total recognised income and expense for the year	本年度確認之總收入及支出	-	3,635	-	-	(560)	-	-	-	-	-	13,379	16,454	(805)	15,649

Consolidated Statement of Changes in Equity 綜合權益變動表

For the year ended 30th June, 2006 截至二零零六年六月三十日止

		Attributable to equity holders of the parent 本公司權益持有人應佔權益													
		Share capital 股本 HK$'000 千港元	Treasury shares 庫存股份 HK$'000 千港元	Share premium account 股份溢價賬 HK$'000 千港元	Share option reserve 購股權儲備 HK$'000 千港元	Investment revaluation reserve 投資重估儲備 HK$'000 千港元	Other reserve 其他儲備 HK$'000 千港元 (Note 1) (附註1)	Capital redemption reserve 資本贖回儲備 HK$'000 千港元	Capital reserve 資本儲備 HK$'000 千港元 (Note 2) (附註2)	Distributable reserve 可分派儲備 HK$'000 千港元 (Note 3) (附註3)	Translation reserve 換算儲備 HK$'000 千港元	(Accumulated losses) retained profit 累計(虧損)溢利 HK$'000 千港元	Total 合計 HK$'000 千港元	Minority interests 少數股東權益 HK$'000 千港元	Total 合計 HK$'000 千港元
Waiver of loan from a minority shareholder of a subsidiary	一間附屬公司少數股東豁免借貸	-	-	-	-	-	-	-	428	-	-	-	428	-	428
Repurchase of own shares	購回本身股份	(272)	-	-	-	-	-	272	-	-	-	(11,338)	(11,338)	-	(11,338)
Disposal of a subsidiary	出售附屬公司	-	-	-	-	-	-	-	-	-	2,564	-	2,564	(68,635)	(66,071)
Recognition of equity-settled share-based payment expenses	確認以股本結算以股份為基礎付款之交易開支	-	-	-	8,233	-	-	-	-	-	-	-	8,233	-	8,233
At 30th June, 2006	於二零零六年六月三十日	3,100	(8,911)	1	8,233	64	8,551	11,203	205,038	93,961	65	111,356	438,661	858	439,519

Notes:

(1) The other reserve of the Group represents the fair value adjustment at the date of transfer of property, plant and equipment to investment properties.

(2) The capital reserve of the Group at 30th June, 2005 included HK$9,207,000 in respect of goodwill and HK$20,660,000 in respect of negative goodwill. In accordance with the relevant transitional provisions in HKFRS 3, the Group transferred the goodwill and negative goodwill previously recorded in reserves to accumulated losses on 1st July, 2005. A corresponding adjustment to the Group's accumulated losses of HK$11,453,000 has been made.

The remaining capital reserve of the Group arised from the cancellation of share premium account of the Company pursuant to a special resolution passed by the Company on 22nd February, 1999 and a waiver of loan from a minority shareholder of a subsidiary of the Company.

(3) The distributable reserve of the Group arised from the cancellation of share capital and share premium account of Applied Electronics Limited pursuant to a scheme of arrangement which became effective on 10th January, 1989.

附註：

(1) 其他本集團儲備已就物業、廠房及設備轉至投資物而作公允價值調整。

(2) 於二零零五年六月三十日，本集團之資本儲備中9,207,000港元為商譽及20,660,000為負商譽。根據香港會計公會財務準則3之過渡條文，本集團已將商譽及負商譽轉至於二零零五年七月一日累計虧損入賬。相關之調整11,453,000港元已在本集團累計虧損計入。

資本儲備餘額為乃根據本公司於一九九九年二月二十二日通過之一項特別決議案。註銷本公司股份溢價賬而產生及本公司之一附屬公司之少數股東豁免借貸。

(3) 本集團可供分派儲備乃根據於一九八九年一月十日起生效之一項安排計劃，將實力電子有限公司之股本及股份溢價賬註銷而產生。

Consolidated Cash Flow Statement 綜合現金流量表

For the year ended 30th June, 2006 截至二零零六年六月三十日止

		2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元 (as restated) (經重列)
OPERATING ACTIVITIES	**經營活動**		
Profit before taxation	除税前溢利	**10,760**	100,124
Adjustments for:	調整項目：		
Interest income	利息收入	**(361)**	(33)
Finance costs	融資成本	**5,265**	3,354
Dividend income	股息收入	**(59)**	(364)
Increase in fair value of investment properties	投資物業之公允價值增加	**(19,000)**	(100,880)
Depreciation of property, plant and equipment	物業、廠房及設備之折舊	**7,036**	7,012
Release of prepaid lease payments	解除預付租賃付款	**46**	46
Share-based payment expenses	以股份為基礎付款	**8,233**	–
Gain on disposal of investment properties	出售投資物業之收益	**(1,162)**	(12,903)
Loss (gain) on disposal of property, plant and equipment	出售物業、廠房及設備之虧損(收益)	**461**	(6,194)
Reversal of impairment loss recognised in respect of property, plant and equipment	物業、廠房及設備之已確認減值撥回	**(178)**	–
Reversal of impairment loss recognised in respect of prepaid lease payments	預付租賃付款之已確認減值撥回	**(613)**	–
(Gain) loss on disposal of available-for-sale investments/ other securities	出售可供銷售投資／其他證券之(收益)虧損	**(813)**	269
Allowance for trade and other receivables	貿易及其他應收款項撥備	**714**	343
Waiver of other borrowings	豁免其他借貸	**(19,651)**	–
Release of negative goodwill to income	負商譽解除轉至為收益	**–**	(1,308)
Loss on disposal of subsidiaries	出售附屬公司之虧損	**61**	6,752
Operating cash flows before movements in working capital	營運資本變動前之經營現金流量	**(9,261)**	(3,782)
Increase in inventories	存貨增加	**(23)**	(1,653)
Decrease (increase) in trade and other receivables	貿易及其他應收款項減少(增加)	**21,394**	(17,299)
Decrease in trade and other payables	貿易及其他應付款項減少	**(7,147)**	(24,770)
Cash from (used in) operations	經營活動來自(所用)之現金	**4,963**	(47,504)
Hong Kong Profits Tax paid	已付香港利得税	**(105)**	(468)
Hong Kong Profits Tax refunded	退還香港利得税	**–**	103
NET CASH FROM (USED IN) OPERATING ACTIVITIES	**經營活動來自(所用)之現金淨額**	**4,858**	(47,869)

Consolidated Cash Flow Statement 綜合現金流量表

For the year ended 30th June, 2006 截至二零零六年六月三十日止

		Note 附註	2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元 (as restated) (經重列)
INVESTING ACTIVITIES	**投資活動**			
Proceeds from disposal of investment properties	出售投資物業所得款項		**118,162**	19,503
Proceeds from disposal of available-for-sale investments/ other securities	出售可供銷售投資／其他證券所得款項		**7,683**	9,552
Proceeds from disposal of property, plant and equipment	出售物業、廠房及設備所得款項		**408**	6,743
Interest received	已收利息		**361**	33
Dividends received	已收股息		**59**	364
Purchase of property, plant and equipment	購入物業、廠房及設備		**(57,913)**	(2,277)
Purchase of available-for-sale investments/other securities	購入可供銷售投資／其他證券		**(25,196)**	–
Increase in pledged bank deposits	已抵押銀行存款增加		**(90)**	(2,969)
Deposits received on disposal of a subsidiary	已收出售附屬公司之按金		**–**	28,302
Proceeds from disposal of subsidiaries (net of cash and cash equivalents disposed of)	出售附屬公司(已扣除所出售之現金及現金等價物)所得款項	33	**–**	12,705
NET CASH FROM INVESTING ACTIVITIES	**投資活動所得之現金淨額**		**43,474**	71,956
FINANCING ACTIVITIES	**融資活動**			
Repayment of bank and other borrowings	償還銀行貸款及其他借貸		**(136,572)**	(30,610)
Repurchase of own shares	購回本身股份		**(11,338)**	(843)
Interest paid	已付利息		**(4,921)**	(3,060)
Repayment of obligations under finance leases	償還融資租賃承擔		**(3,610)**	(2,988)
Finance charges paid in respect of obligations under finance leases	融資租賃承擔已付融資費用		**(344)**	(294)
Proceeds from disposal of treasury shares	出售庫存股份所得款項		**6,257**	–
New bank and other borrowings raised	新增銀行貸款及其他貸款		**118,320**	27,734
NET CASH USED IN FINANCING ACTIVITIES	融資活動所用現金淨額		**(32,208)**	(10,061)
NET INCREASE IN CASH AND CASH EQUIVALENTS	現金及現金等價物增加		**16,124**	14,026
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	本年度初之現金及現金等價物		**16,941**	2,915
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	本年度終之現金及現金等價物		**33,065**	16,941
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS	現金及現金等價物結餘之分析			
Bank balances and cash	銀行結餘及現金		**37,836**	22,472
Bank overdrafts	銀行透支		**(4,771)**	(5,531)
			33,065	16,941

1. GENERAL

The Company is incorporated in Bermuda as an exempted company with limited liability. Its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The addresses of the registered office and the principal place of business of the Company are disclosed in the Section headed "Corporate Information" in the annual report.

The consolidated financial statements are presented in Hong Kong dollar which is the same as the functional currency of the Company.

The Company acts as an investment holding company. The Group is principally engaged in resort and property development; property and investment holding; and design, manufacture, marketing and distribution of consumer electronic products. The activities of the principal subsidiaries of the Company are set out in note 39.

1. 一般事項

本公司為一家於百慕達註冊成立之獲豁免有限公司，其股份在香港聯合交易所有限公司(「聯交所」)上市。本公司之註冊辦事處地址及主要營業地點已於本年報「公司資料」中披露。

本綜合財務報告乃以港元呈列，港元亦為本公司之功能性貨幣。

本公司乃一家投資控股公司。本集團主要從事渡假村及物業發展、物業及投資控股以及設計、製造、市場推廣及分銷電子消費產品之業務。本公司主要附屬公司之業務載於附註39。

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRS(s)"), Hong Kong Accounting Standards ("HKAS(s)") and Interpretations ("INT(s)") (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") that are effective for accounting periods beginning on or after 1st January, 2005, except for HKAS 40 "Investment Property" and HKAS 21-INT 21 "Income Taxes – Recovery of Revalued Non-Depreciable Assets" of which the Group had early adopted in the consolidated financial statements for the year ended 30th June, 2005. The application of the new HKFRSs has resulted in a change in the presentation of the consolidated income statement, consolidated balance sheet and the consolidated statement of changes in equity. In particular, the presentation of minority interests has been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current or prior accounting periods are prepared and presented:

Business Combinations

In current year, the Group has applied HKFRS 3 "Business Combinations" which is effective for business combinations for which the agreement date is on or after 1st January, 2005 for goodwill and negative goodwill previously recognised. The principal effects of the application of transitional provisions of HKFRS 3 to the Group are summarised below:

2. 採用香港財務報告準則

於本年度，本集團首次採用多項由香港會計師公會(「香港會計師公會」)頒佈之新香港財務報告準則(「香港財務報告準則」)、香港會計準則(「香港會計準則」)及詮釋(「詮譯」)(以下統稱「新香港財務報告準則」)，該等準則於二零零五年一月一日或其後開始之會計期間生效，惟本集團於截至二零零五年六月三十日止年度之綜合財務報表內提早採納之香港會計準則第40號「投資物業」及香港會計準則第21號－詮釋第21號「所得税－回撥經重估的不可折舊資產」除外。應用新香港財務報告準則導致綜合收益表、綜合資產負債表及綜合股東權益變動表之呈報方式出現變動，尤其是少數股東權益之呈列方式已作出更改。該等呈報方式之變動已追溯應用。採納新香港財務報告準則導致本集團於下列範疇之會計政策出現變動，該變動對本會計期間或過往會計期間之業績之編製及呈列方式造成影響：

業務合併

於本年度，本集團已採用香港財務報告準則第3號「業務合併」，該準則適用於有關協議日期為二零零五年一月一日或之後之業務合併已產生之商譽及負商譽。採用香港財務報告準則第3號之過渡性條文對本集團之主要影響概述如下：

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS (continued)

Business Combinations (continued)

Goodwill

In previous years, goodwill arising on acquisitions prior to 1st July, 2001 was held in reserves. The Group has applied the relevant transitional provisions in HKFRS 3. Goodwill previously recognised in reserves of HK$9,207,000 has been transferred to the Group's retained profits on 1st July, 2005. Comparative figures for 2005 have not been restated (see below for the financial impact).

Excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")

In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition ("discount on acquisition") is recognised immediately in profit or loss in the period in which the acquisition takes place. In previous years, negative goodwill arising on acquisitions prior to 1st July, 2001 was held in reserves, and negative goodwill arising on acquisitions since 1st July, 2001 and prior to 1st July, 2005 was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted. In accordance with the relevant transitional provisions in HKFRS 3, the Group derecognised all negative goodwill on 1st July, 2005 (of which negative goodwill of HK$20,660,000 was previously recorded in reserves and of HK$22,549,000 was previously presented as a deduction from assets). A corresponding adjustment to the Group's retained profits of HK$43,209,000 has been made.

2. 採用香港財務報告準則（續）

業務合併（續）

商譽

於過往年度，於二零零一年七月一日前因收購而產生之商譽保留在儲備。本集團已採用香港財務報告準則第3號之有關過渡性條文。過往於儲備中確認之商譽9,207,000港元已於二零零五年七月一日轉撥至本集團之保留溢利。二零零五年之比較數字未予重列（財務影響見下文）。

本集團於被收購公司之可識別資產、負債及或然負債公平淨值中之權益超出成本之差額（前稱為「負商譽」）

根據香港財務報告準則第3號，本集團於被收購公司之可識別資產、負債及或然負債公平淨值中之權益超出收購成本之任何差額（「收購折讓」）乃於收購發生期間即時於損益表確認。於過往年度，於二零零一年七月一日前因收購而產生之負商譽保留在儲備，而於二零零一年七月一日或之後及二零零五年七月一日前因收購而產生之負商譽則根據產生有關結餘之情況分析，列為資產扣減並撥回為收益。根據香港財務報告準則第3號之有關過渡性條文，本集團於二零零五年七月一日不再確認所有負商譽（其中負商譽20,660,000港元先前記入儲備及22,549,000港元原先呈列為資產扣除項目）。本集團之保留溢利已作43,209,000港元相應調整。

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS (continued)

Share-based Payments

In the current year, the Group has applied HKFRS 2 "Share-based Payment" which requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of share options granted to directors and employees of the Group, determined at the date of grant of the share options, over the vesting period. Prior to the application of HKFRS 2, the Group did not recognise the financial effect of these share options until they were exercised. The Group has applied HKFRS 2 to share options granted on or after 1st July, 2005. In relation to share options granted before 1st July, 2005, the Group chooses not to apply HKFRS 2 with respect to share options granted on or before 7th November, 2002 and vested before 1st July, 2005 in accordance with the transitional provisions. However, the Group is still required to apply HKFRS 2 retrospectively to share options that were granted after 7th November, 2002 and had not yet vested on 1st July, 2005. Because there were no unvested share options at 1st July, 2005, comparative figures for 2005 need not be restated.

2. 採用香港財務報告準則(續)

以股份為基礎之付款

在本年度內，本集團採用香港財務報告準則第2號「以股份為基礎之付款」，該準則規定，當本集團以股份或股權作為交換購買貨物或取得服務(「股本結算交易」)，須確認為開支。香港財務報告準則第2號對本集團之主要影響乃關於授予本公司董事及僱員之購股權之公平值之開支處理，乃於權益歸屬期內於購股權授予之日期釐定。在採用香港財務報告準則第2號之前，本集團在該等購股權獲行使前並不確認其財務影響。本集團已對二零零五年七月一日或之後授出之購股權採用香港財務報告準則第2號。就二零零五年七月一日前授出之購股權，本集團根據過渡性條文選擇對二零零二年十一月七日或之前授出並於二零零五年七月一日前歸屬之購股權不採用香港財務報告準則第2號。然而，本集團仍須對二零零二年十一月七日後授出但於二零零五年七月一日尚未歸屬之購股權追溯採用香港財務報告準則第2號。因於二零零五年七月一日並無未歸屬之購股權，故毋須重列二零零五年之比較數字。

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS (continued)

Financial Instruments

In the current year, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application. HKAS 39 generally does not permit the recognition, derecognition or measurement of financial assets and liabilities on a retrospective basis. The application of HKAS 32 has had no material impact on how financial instruments of the Group are presented for current and prior accounting periods. The principal effects resulting from the implementation of HKAS 39 are summarised below:

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

2. 採用香港財務報告準則(續)

財務工具

於本年度，本集團已採用香港會計準則第32號「財務工具：披露及呈列」及香港會計準則第39號「財務工具：確認及計量」。香港會計準則第32號規定須予追溯採用。香港會計準則第39號一般不允許追溯確認、不予確認或計算財務資產及負債。採用香港會計準則第32號對本期間及過往會計期間本集團財務工具之呈列方式並無重大影響。實施香港會計準則第39號所產生之主要影響概述如下：

財務資產及財務負債之分類及計量

本集團已就符合香港會計準則第39號之財務資產及財務負債之分類及計量採用香港會計準則第39號之有關過渡性條文。

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS (continued)

Financial Instruments (continued)

Classification and measurement of financial assets and financial liabilities (continued)

On or before 30th June, 2005, the Group classified and measured its equity securities in accordance with the alternative treatment of Statement of Standard Accounting Practice No. 24 "Accounting for Investments in Securities" issued by the HKICPA ("SSAP 24"). Under SSAP 24, investments in equity securities are classified as "trading securities", "non-trading securities" or "held-to-maturity investments" as appropriate. Both "trading securities" and "non-trading securities" are measured at fair value. Unrealised gains or losses of "trading securities" are reported in profit or loss for the period in which gains or losses arise. Unrealised gains or losses of "non-trading securities" are reported in equity until the securities are sold or determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for that period. From 1st July, 2005 onwards, the Group has classified and measured its equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets" or "loans and receivables". "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in profit or loss and equity respectively. "Loans and receivables" are measured at amortised cost using the effective interest method after initial recognition.

On 1st July, 2005, the Group classified and measured its equity securities in accordance with the transitional provisions of HKAS 39 as available-for-sale financial assets (see below for the financial impact). The application of these relevant transitional provisions has had no effect on results for the current year.

2. 採用香港財務報告準則(續)

財務工具(續)

財務資產及財務負債之分類及計量(續)

於二零零五年六月三十日或之前，本集團根據香港會計師公會頒佈之會計實務準則第24號「投資證券之會計處理」(「會計實務準則第24號」)之選擇性處理方法分類及計算其股本證券。根據會計實務準則第24號，於股本證券之投資分類為「買賣證券」、「非買賣證券」及「持有至到期之投資」(如適用)。「買賣證券」及「非買賣證券」均按公平值計算。「買賣證券」之未變現損益於損益產生期間於損益表中呈報。「非買賣證券」之未變現損益則於權益表中呈報，直至證券售出或確定為已減值為止，屆時先前於權益中確認之累計損益計入該期間之溢利或虧損淨額中。自二零零五年七月一日起，本集團根據香港會計準則第39號對其股本證券進行分類及計算。根據香港會計準則第39號，財務資產分類為「透過損益按公平值計算之財務資產」、「可供出售之財務資產」或「貸款及應收款項」。「透過損益按公平值計算之財務資產」及「可供出售之財務資產」按公平值列賬，公平值變動分別於損益及股本中確認。「貸款及應收款項」於初步確認後採用實際利息法按已攤銷成本計算。

於二零零五年七月一日，本集團根據香港會計準則第39號之過渡性條文將其股本證券作為可供出售之財務資產進行分類及計算(財務影響見下文)。採用該等有關過渡性條文對本年度之業績並無影響。

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS (continued)

Financial assets and financial liabilities other than equity securities

From 1st July, 2005 onwards, the Group has classified and measured its financial assets and financial liabilities other than equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets" or "loans and receivables". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "other financial liabilities". "Other financial liabilities" are carried at amortised cost using the effective interest method after initial recognition. This change in accounting policy has had no material effect on the results for the current year.

Owner-occupied leasehold interest in land

In previous years, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the cost model. In the current year, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease terms on a straight line basis. This change in accounting policy has been applied retrospectively (see below for the financial impact).

2. 採用香港財務報告準則(續)

除股本證券以外之財務資產及財務負債

自二零零五年七月一日起,本集團根據香港會計準則第39號之規定,對除股本證券以外之財務資產及財務負債(以往不在會計實務準則第24號之範圍內)進行分類及計算。如上文所述,根據香港會計準則第39號,財務資產乃分類為「透過損益按公平值計算之財務資產」、「可供出售之財務資產」或「貸款及應收款項」。財務負債一般分類為「透過損益按公平值計算之財務負債」或「其他財務負債」。「其他財務負債」使用實際利息法按已攤銷成本列賬。該項會計政策之變動對本年度之業績並無重大影響。

業主自用租賃土地權益

於過往年度,業主自用租約土地及樓宇列入物業、廠房及設備,並按成本模式計量。於本年度,本集團已採用香港會計準則第17號「租賃」。根據香港會計準則第17號,土地及樓宇租賃之土地及樓宇部份在進行租賃分類時須分開考慮,除非租金沒法可靠劃分為土地及樓宇兩部份,在此情況下,整項租約一般當作融資租約處理。倘能可靠分配土地及樓宇部份間之租賃款項,土地租賃權益重新分類為經營租約之預付租賃款項,按成本列賬及於租賃期內按直線法攤銷。此項會計政策變動已追溯應用(財務影響見下文)。

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS (continued)

2. 採用香港財務報告準則(續)

The effects of the changes in accounting policies described above on the results are for the current and prior years are as follows:

上述會計政策變動對本年度及過往年度業績之影響如下:

		2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元
Increase in share-based payment expenses	以股份為基礎之付款開支增加	**(8,233)**	–
Decrease in negative goodwill released to income	轉至收入之負商譽減少	**(1,308)**	–
Decrease in profit for the year	年內溢利減少	**(9,541)**	–

Analysis of decrease in profit for the year by line items presented according to their function:

年內按項目功能呈列之溢利減少分析如下:

		2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元
Increase in share-based payment expenses	以股份為基礎之付款開支增加	**(8,233)**	–
Decrease in other income	其他收入減少	**(1,308)**	–
Decrease in profit for the year	年內溢利減少	**(9,541)**	–

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS (continued)

2. 採用香港財務報告準則（續）

The cumulative effects of the application of the new HKFRSs on 30th June, 2005 and 1st July, 2005 are summarised below:

於二零零五年六月三十日及二零零五年七月一日，採用新香港財務報告準則之累計影響概列如下：

		As at 30th June, 2005 (as originally stated) 於二零零五年六月三十日 (原列值) HK$'000 千港元	HKAS 1 香港會計準則第1號 HK$'000 千港元	HKAS 17 香港會計準則第17號 HK$'000 千港元	As at 30th June, 2005 (as restated) 於二零零五年六月三十日 (經重列) HK$'000 千港元	Effect of HKFRS 3 香港財務報告準則第3號之影響 HK$'000 千港元	Effect of HKAS 39 香港會計準則第39號之影響 HK$'000 千港元	As at 1st July, 2005 (as restated) 於二零零五年七月一日 (經重列) HK$'000 千港元
Balance sheet items	資產負債表項目							
Property, plant and equipment	物業、廠房及設備	116,197	-	(1,482)	114,715	-	-	114,715
Prepaid lease payments	預付租賃付款							
- non-current portion	－非流動部分	-	-	1,436	1,436	-	-	1,436
- current portion	－流動部份	-	-	46	46	-	-	46
Available-for-sale investments	可供出售投資	-	-	-	-	-	8,625	8,625
Other securities	其他證券	8,625	-	-	8,625	-	(8,625)	-
Negative goodwill	負商譽	(22,549)	-	-	(22,549)	22,549	-	-
Total effects on assets	對資產之總影響	102,273	-	-	102,273	22,549	-	124,822
Capital reserve	資本儲備	216,063	-	-	216,063	(11,453)	-	204,610
Retained profits	保留溢利	75,313	-	-	75,313	34,002	-	109,315
Total effects on equity attributable to equity holders of the Company	對本公司股權持有人應佔權益之總影響	291,376	-	-	291,376	22,549	-	313,925
Minority interests	少數股東權益	-	70,298	-	70,298	-	-	70,298
Total effects on total equity	對總權益之總影響	291,376	70,298	-	361,674	22,549	-	384,223
Minority interests	少數股東權益	70,298	(70,298)	-	-	-	-	-

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS (continued)

The application of the new HKFRSs has had no effects to the Group's equity at 30th June, 2004, except that minority interests amounting to HK$71,034,000 has been presented in equity.

The Group has not early applied the following new standards, amendments and interpretations that have been issued but are not yet effective. The directors of the Company have commenced considering the potential impact of these standards, amendments and interpretations. Except for HKAS 39 & HKFRS 4 (Amendments) on financial guarantee contracts (which requires financial guarantees to be initially measured at fair values), which may have potential impact to the consolidated financial statements, the directors of the Company anticipate that the adoption of these new standards, amendments and interpretations should not have material impact on the consolidated financial statements of the Group. The Group is still not in the position to reasonably estimate the impact that may arise from HKAS 39 & HKFRS 4 (Amendments).

HKAS 1 (Amendment)	Capital disclosures[1]
HKAS 19 (Amendment)	Actuarial gains and losses, group plans and disclosures[2]
HKAS 21 (Amendment)	Net investment in a foreign operation[2]
HKAS 39 (Amendment)	Cash flow hedge accounting of forecast intragroup transactions[2]
HKAS 39 (Amendment)	The fair value option[2]
HKAS 39 & HKFRS 4 (Amendments)	Financial guarantee contracts[2]
HKFRS 6	Exploration for and evaluation of mineral resources[2]

2. 採用香港財務報告準則(續)

除少數股東權益71,034,000港元於股本中呈列外，採用新香港財務報告準則對本集團於二零零四年六月三十日之股本並無影響。

本集團並無提早採用下列已頒佈但尚未生效之新準則、修訂及詮釋。本公司董事已著手考慮該等準則、修訂及詮釋之潛在影響。除涉及金融擔保合約之香港會計準則第39號及香港財務報告準則第4號(修訂本)(其要求金融擔保應初步按公平值計量)對綜合財務報表可能會有潛在影響外，本公司董事預期採納該等新準則、修訂及詮釋不會對本集團綜合財務報表造成重大影響。本集團仍未能合理估計香港會計準則第39號及香港財務報告準則第4號(修訂本)可能產生之影響。

香港會計準則第1號(修訂本)	資本披露[1]
香港會計準則第19號(修訂本)	精算盈虧、集團計劃及披露[2]
香港會計準則第21號(修訂本)	海外業務之淨投資[2]
香港會計準則第39號(修訂本)	預測集團內部交易之現金流量對沖會計法[2]
香港會計準則第39號(修訂本)	公平值期權[2]
香港會計準則第39號及香港財務報告準則第4號(修訂本)	財務擔保合約[2]
香港財務報告準則第6號	礦產資源之勘探及評估[2]

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS (continued)

HKFRS 7	Financial instruments: Disclosures[1]
HKFRS – INT 4	Determining whether an arrangement contains a lease[2]
HKFRS – INT 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds[2]
HK(IFRIC) – INT 6	Liabilities arising from participating in a specific market-waste electrical and electronic equipment[3]
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 Financial reporting in hyperinflationary economies[4]
HK(IFRIC) – INT 8	Scope of HKFRS 2[5]
HK(IFRIC) – INT 9	Reassessment of embedded derivatives[6]
HK(IFRIC) – INT 10	Interim financial reporting and impairment[7]

1 Effective for annual periods beginning on or after 1st January, 2007.
2 Effective for annual periods beginning on or after 1st January, 2006.
3 Effective for annual periods beginning on or after 1st December, 2005.
4 Effective for annual periods beginning on or after 1st March, 2006.
5 Effective for annual periods beginning on or after 1st May, 2006.
6 Effective for annual periods beginning on or after 1st June, 2006.
7 Effective for annual periods beginning on or after 1st November, 2006.

2. 採用香港財務報告準則（續）

香港財務報告準則第7號	財務工具：披露[1]
香港財務報告準則－詮釋第4號	釐定一項安排是否包括其租賃[2]
香港財務報告準則－詮釋第5號	解除運作、復原及環境修復基金所產生權益之權利[2]
香港(國際財務報告準則解釋委員會)－詮釋第6號	參與特定市場，廢棄電力及電子設備產生之負債[3]
香港(國際財務報告準則解釋委員會)－詮釋第7號	根據香港會計準則第29號「惡性通貨膨脹經濟中之財務報告」採用重列法[4]
香港(國際財務報告準則解釋委員會)－詮釋第8號	香港財務報告準則第2號之範圍[5]
香港(國際財務報告準則解釋委員會)－詮釋第9號	內含衍生工具之重估[6]
香港(國際財務報告準則解釋委員會)－詮釋第10號	中期財務報告及減值[7]

1 於二零零七年一月一日或之後開始之年度期間生效。
2 於二零零六年一月一日或之後開始之年度期間生效。
3 於二零零五年十二月一日或之後開始之年度期間生效。
4 於二零零六年三月一日或之後開始之年度期間生效。
5 於二零零六年五月一日或之後開始之年度期間生效。
6 於二零零六年六月一日或之後開始之年度期間生效。
7 於二零零六年十一月一日或之後開始之年度期間生效。

3. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis, except certain financial instruments and investment properties which are measured at fair values as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with HKFRSs issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange and by the Hong Kong Companies Ordinance.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 30th June each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

3. 主要會計政策

除以下會計政策所載某些財務工具及投資物業、以其公允值計算外，綜合財務報告乃根據原值本法編製。

綜合財務報告已按照香港會計師公會所為香港財務報告準則而編製。此外，綜合財務報告書包括香港聯合交易所有限公司證券上市規則及香港公司條例規定之適當披露。

綜合賬目基準

綜合財務報告包括本公司及其附屬公司截至每年六月三十日止之財務報告。

本年度收購或出售之附屬公司之業績視乎情況而自收購生效日期起或截至出售生效日期止納入綜合收益表內。

在需要時，附屬公司之會計政策會與本集團其他公司函接並在其財務報告中調整。

本集團內部公司相互間之所有交易、結餘、收入及支出均於綜合賬目時對銷。

綜合附屬公司淨資產內之少數股東權益與本集團之股本權益分開呈列。少數股東於資產淨值之權益包括於原有業務合併日該權益數額，以及自合併日後少數股東應佔之權益變動。倘少數股東應佔之虧損高於少數股東應佔附屬公司之股本之權益，除非該少數股東須受約束性責任及有能力支付額外資金以彌補附屬公司之虧損，否則該虧損應由本集團承擔。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Treasury shares

iQuorum Cybernet Limited ("iQuorum") became a subsidiary of the Company in 1995. On consolidation, the shares in the Company held by iQuorum have been accounted for using the treasury stock method whereby consolidated shareholders' equity is reduced by the carrying amount of the shares in the Company held by iQuorum at the date when iQuorum became the subsidiary of the Company. On disposal of the shares in the Company held by iQuorum, the difference between the sale consideration and the carrying amount of the shares disposed of is recognised in retained profits.

Excess of an acquirer's interest in the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over cost ("discount on acquisitions"), formerly known as negative goodwill

A discount on acquisition arising on an acquisition of a subsidiary for which an agreement date is on or after 1st July, 2005 represents the excess of the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the business combination. Discount on acquisition is recognised immediately in profit or loss.

As explained in Note 2 above, all negative goodwill as at 1st July, 2005 has been derecognised with a corresponding adjustment to the Group's retained profits.

3. 主要會計政策（續）

庫存股份

iQuorum Cybernet Limited（「iQuorum」）已於一九九五年為本公司附屬公司，於綜合計算上，其持有本公司之股份以其成為附屬公司日起之現值，採用庫存股份法在綜合股東權益中減值處理。於出售其持有本公司股份時，出售代價與現值之差額於累計盈利中記賬。

收購方於所佔被購方之可識別資產、負債及或然負債之淨公平價值權益超出成本之數額（「收購折讓」），前稱「負商譽」

就協議日期為二零零五年七月一日或其後收購一間附屬公司所產生的收購折讓而言，代表被購方可識別資產、負債及或然負債公平值的權益高於收購成本之金額，收購折讓即時確認於該年度的損益內。

如以上附註2之解釋，所有於二零零五年七月一日之負商譽已不再被確認，並在累計盈利中作相關整調。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Revenue represents fair value of amounts received and receivable for goods sold by the Group to outside customers, less returns and allowance, and property rental income during the year.

Sale of goods are measured at the fair value of the consideration received or receivable and represent amounts receivable for goods in the normal course of business, net of discounts.

Sales of goods are recognised when goods are delivered and title has passed.

Sales of investments in securities are recognised when the sale contracts become unconditional.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Dividend income from investments is recognised when the Group's rights to receive payment have been established.

3. 主要會計政策(續)

收益確認

本年度之收益以因本集團出售物品予外來顧客(扣除回收及贈額)和物業出售之可收或已收淨額之公允值計算。

出售物品時以可收或已收代價之公允值及物品於一般正常交易減折扣之可收值計算。

銷售貨品乃於貨品交付及擁有權轉手時入賬。

當銷售合約變成無條件,出售證券投資予以確認。

財務資產利息收入按時間基準根據未償還本金額以適用實際利率計算。該利率乃將該財務資產於預計年期內估計未來現金收益貼現至該資產賬面淨值之利率。

投資之股息收入在股東收取股息之權利確立後確認。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment properties

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured using the fair value model. Gains or losses arising from changes in the fair value of investment property are included in profit or loss for the period in which they arise.

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from its disposals. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement in the year in which the item is derecognised.

Property, plant and equipment

Property, plant and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment loss.

Depreciation is provided to write off the cost of items of property, plant and equipment over their estimated useful lives and after taking into account of their estimated residual value, using the straight line method.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets.

3. 主要會計政策(續)

投資物業

於確認初期，投資物業以成本，其中包括其任何直接費用計算，其初期確認後，投資物業以公允值方法計算。於投資物業公允值改變時，其盈利或虧損均在發生期間於損益賬中入賬。

投資物業於出售時或當投資存在永遠不能應用或失去其將來經濟價值時，會當作出售而不被確認。任何因不被確認之盈利或虧損(其出售時所收之金額和資產現價之差額)會於年內綜合損益賬中不被確認。

物業、廠房及設備

物業、廠房及設備以成本減隨後累積折舊及累積減值虧損入賬。

折舊按物業、廠房及設備之估計可使用年期及估計殘餘價值採用直線法撇銷成本。

根據融資租約持有之資產乃按自置資產相同之基準，根據其期望可使用年期或有關租約年期計算折舊。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment (continued)

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

Properties under development

Properties under development are stated at cost less any identified impairment loss. Cost includes development expenditure, borrowing costs capitalised and other attributable expenses.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

3. 主要會計政策(續)

物業、廠房及設備(續)

於出售時或當物業、廠房和設備存在不能應用或失去其將來經濟價值時會當作出售而不被確認。任何因不被確認之盈利或虧損(其出售時所收之金額和資產現價之差額)會於年內綜合損益賬中不被確認。

待發展物業

待發展物業以成本減其確實減值。成本包括其發展費用、資本化借貸成本及其他所有費用。

減值

於各結算日,本集團均會審閱其資產之賬面值,以確定該等資產有否出現任何減值虧損跡象。倘估計某資產之可收回金額低於其賬面值,則其資產之賬面值將減至其可收回金額,即時確認其減值虧損為開支。

倘減值虧損其後撥回,則資產之賬面值將增至其經重新估計之可收回金額,惟所增加之賬面值不會超出假設於以往年度並無確認減值虧損而釐定之面值。減值虧損之撥回即時確認為收入。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Other assets

Other assets are antiques held for long-term purposes and are stated at cost less any identified impairment losses.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognised in the consolidated income statement on a straight line basis over the terms of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense on a straight line basis over the lease terms.

The Group as lessee

Assets held under finance leases are recognised as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated balance sheet as finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to profit or loss.

3. 主要會計政策(續)

其他資產

作長期持有之其他資產均為古董，按成本減任何已確認減值虧損入賬。

存貨

存貨乃根據成本及可變現淨值兩者之較低值入賬。成本乃按先進先出法計算。

租賃

凡租賃條款規定將擁有租賃資產之絕大部份風險及回報轉移予承租人，則該租約被視為融資租約。所有其他租約均列為經營租約。

集團為放租者

營運租賃所得之租金收益會於綜合損益賬中根據相關租賃期以直線法確認。初期直接租約談洽和安排產生之成本於計入被租賃之現值及按租賃期以直線法確認為支出。

集團為承租者

融資租約持有之資產於租賃開始時以公允值確認為本集團之資產，如其現價值低於最少租賃付款。相關予租賃人的債務承擔於綜合結算表中列為融資租約承擔。租約付款為財務費用及租約承擔減少之差額以其定利率按承擔餘額計算，財務費用直接於損益賬支銷。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Leasing (continued)

The Group as lessee (continued)

Rentals payable under operating leases are charged to profit or loss on a straight line basis over the terms of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease terms on a straight line basis.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise. (Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation on non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange differences are also recognised directly in equity.)

3. 主要會計政策(續)

租賃(續)

集團為承租者(續)

營運租約應付租賃於損益賬中以直線法按相關租約期支銷。因租約產生之可收或已收益會在租金支出中按租期以直線法扣減。

外幣

於編製各個別集團實體之財務報告表時，以該實體之功能貨幣以外之貨幣(「外幣」)進行之交易乃按於交易日期之匯率換算為其功能貨幣(即該實體經營所在之主要經濟環境之貨幣)。於各結算日，以外幣定值之貨幣項目乃按結算日之匯率重新換算。按公平值列賬及以外幣定值之非貨幣項目乃按其公平值釐定當日之匯率重新換算。

貨幣項目結算及貨幣項目換算產生之匯兑差額乃於產生之期間確認損益。除於權益中直接產生之盈利或虧損，或滙兑差額直按確認在權益中，再重新換算的非貨幣項目以其該期間之公允值於損益賬中入賬。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Borrowings costs

Borrowings costs directly attributable to the acquisition, construction production of qualifying assets, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

Retirement benefit scheme

Payments to defined contribution retirement benefit scheme and mandatory provident fund scheme are charged as expenses as they fall due.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred taxation.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other periods, and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

3. 主要會計政策(續)

借貸成本

為購買、建造或生產合資格資產,其直接應計之借貸成本,均資本化作為此等資產成本之一部分。當該等資產大致上已完成作其預計用途或銷售時,該等借貸成本便停止資本化。

所有其餘借貸成本於發生時均確認為當期費用。

退休福利計劃

對定額供款退休福利計劃及強制性公積金計劃之供款於到期時以開支列賬。

稅項

所得稅支出指現期應付稅項及遞延稅項之總和。

即期應付稅項乃按本年度應課稅溢利計算。應課稅溢利與綜合收益表中所呈報之溢利不同,乃由於應課稅溢利不包括於其他年度課稅之收入或抵扣之開支,亦不包括永不須課稅或獲抵扣之項目。本集團之即期稅項負債乃按結算日已頒佈或大體上已頒佈之稅率計算。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Taxation (continued)

Deferred taxation is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred taxation is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred taxation is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred taxation is also dealt with in equity.

3. 主要會計政策(續)

稅項(續)

遞延稅項指從財務報告表內資產及負債賬面值與計算應課稅溢利所採用相應課稅基之差額,並以資產負債表負債法處理。遞延稅項負債一般就所有應課稅暫時性差額確認,而遞延稅項資產則按可能可扣減暫時性差額對銷應課稅溢利時確認。若交易中因商譽或因首次確認之其他資產及負債(業務合併以外)而產生之暫時性差額並不影響應課稅溢利或會計溢利時,則不會確認該等遞延稅項資產及負債。

遞延稅項資產之賬面值於每個結算日作出檢討,並按無足夠應課稅溢利以收回全部或部分資產價值而予以相應扣減。

遞延稅項乃按預期於負債清償或資產變現之期間之稅率計算。遞延稅項於收益表中扣除或計入收益表,惟倘遞延稅項相關項目直接自權益中扣除或計入,在此情況下遞延稅項亦會於權益中處理。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments

Financial assets and financial liabilities are recognised on the consolidated balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

The Group's financial assets are classified into one of the two categories, which are loans and receivables and available-for-sale investments. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the market place. The accounting policies adopted in respect of each category of financial assets are set out below.

3. 主要會計政策(續)

財務工具

倘一集團實體成為財務工具合約條文之訂約方，則於資產負債表中確認財務資產及財務負債。財務資產及財務負債首先按公平值計量。因收購或發行財務資產及財務負債(按公平值於損益中處理之財務資產及負債除外)而直接產生之交易成本於首次確認時計入財務資產或財務負債(如適用)之公平值或自財務資產或財務負債(如適用)之公平值扣除。就按公平值於損益中處理之財務資產或財務負債而言，直接產生之交易成本即時於損益賬確認。

財務資產

本集團之財務資產分為貸款及應收款項、持有至到期之投資及可供出售財務資產。所有財務資產常規購買或出售按於買賣日期被確認或不再確認。常規買賣或出售為購買或出售財務資產而需要在市場已成立之規則或慣例下在預定時間內交付資產。就各類財務資產採納之會計政策載列下文。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial assets (continued)

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including trade and other receivables, pledged bank deposits and bank balances) are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

3. 主要會計政策(續)

財務工具(續)

財務資產(續)

貸款及應收款項

貸款及應收款項乃指固定或可確定付款金額但在活躍市場並無報價之非衍生財務資產。於首次確認後之每個結算日，貸款及應收款項(包括貿易及其他應收款項，已抵押存款及銀行結餘)採用實際利率法按經攤銷成本減任何被確定之減值虧損列賬。當有客觀證據證明資產出現減值時，減值虧損於損益中確認，並以該資產之賬面值與按原實際利率貼現估計未來現金流量之現值之差額計量。倘引致資產減值之事件其後在客觀上發生變化而使該資產之可收回數額增加，則減值虧損會於其後期間予以撥回，惟須受於減值日期撥回之資產賬面值不得超過原本未確認減值時之經攤銷成本之限制。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Available-for-sale investments

Available-for-sale investments are non-derivatives that are either designated or not classified as loans and receivables, held-to-maturity financial assets or fair value through profit or loss categories. At each balance sheet date subsequent to initial recognition, available-for-sale investments are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss. Any impairment losses on available-for-sale investments are recognised in profit or loss. Impairment losses on available-for-sale equity investments will not reverse in subsequent periods.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

Financial liabilities

Financial liabilities including trade and other payables, bank and other borrowings and obligations under finance leases are subsequently measured at amortised cost, using the effective interest rate method.

3. 主要會計政策（續）

財務工具（續）

可供銷售投資

可供銷售投資為非衍生項目，其為已選定為財務或非分類為「貸款及應收款項」、「持有至到期之財務資產」或「按公平值於損益中處理之財務資產」。於首次確認後各結算日，可供銷售投資按公平值計算。公平值之變動於權益中確認，直至該財務資產被出售或決定有所減值，屆時過往於權益確認之累計收入或虧損會自權益剔除，並於損益中確認。可供銷售投資之任何減值虧損於損益中確認。可供銷售之股權投資之減值虧損將不會於以後期間透過損益中撥回。

財務負債及權益

由集團實體發行之財務負債及權益工具乃根據所訂立之合約之具體安排與財務負債及權益工具之定義而分類。權益工具是證明在扣除所有負債後享有本集團資產餘下權益之任何合約。採用之財務負債及權益工具之會計政策在下面列載。

財務負債

財務負債包括貿易及其他應付賬款、銀行及其他借貸及財務合約承擔其後採用實際利率按經攤銷成本計算。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial liabilities and equity (continued)

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds, net of direct issue costs.

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

For financial liabilities, they are removed from the Group's balance sheet (i.e. when the obligation specified in the relevant contract is discharged, cancelled or expires). The difference between the carrying amount of the financial liability derecognised and the consideration paid or payable is recognised in profit or loss.

3. 主要會計政策(續)

財務工具(續)

財務負債及權益(續)

權益工具

本公司發行之權益工具乃按已收取之所得款扣除直接發行成本後入賬。

不予確認

當自資產收取現金流量之權利屆滿或財務資產被轉讓及本集團已將財務資產之所有權之絕大部分風險及回報轉移,則財務資產不再確認。於不再確認財務資產時,資產賬面值與所收取代價及已直接於權益中確認之累計損益之總和兩者間之差額確認損益。

至於財務負債,彼等乃剔除自本集團之資產負債表(即當有關合約中訂明之責任已解除、註銷或屆滿時)。不再確認財務負債之賬面值與已付代價之差額確認損益。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Equity-settled share-based payment transactions

Share options granted to employees of the Group

The fair value of services received determined by reference to the fair value of share options granted at the grant date is expensed on a straight line basis over the vesting period, with a corresponding increase in share options reserve in equity.

At the time when the share options are exercised, the amount previously recognised in share options reserve will be transferred to share premium. When the share options are forfeited or are still not exercised at the expiry date, the amount previously recognised in share options reserve will be transferred to retained profits.

4. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's major financial instruments include available-for-sales investments, trade and other receivables, pledged bank deposits, bank balances, trade and other payables, bank and other borrowings and obligations under finance leases. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

3. 主要會計政策(續)

股本結算－以股份為基礎付款－之交易

認股權授予本集團之員工

所獲服務之公平值乃參考認股權於授出日期之公平值釐定，在認股權歸屬期間以直接法列作開支，並於權益(即認股權儲備金)作相應之增加。

認股權獲行使時，先前於認股權儲備金中確認之款項將撥入股本溢價。當認股權於屆滿日仍未行使或已或充公，先前於認股權儲備金中確認之款項將撥入保留溢利。

4. 財務風險管理目標及政策

本集團之主要財務工具包括可供出售投資、貿易及其他應收款項、已抵押銀行存款、銀行結餘、貿易及其他應付款項、銀行及其他借貸以及融資租約承擔。此等財務工具之詳情於相關附註中披露。有關此等財務工具之風險以及如何減低此等風險之政策載於下文。管理層負責管理及監控該等風險，以確保及時與有效地採取適當之措施。

4. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Credit risk

The Group's maximum exposure to credit risk in the event of the counterparties failure to perform their obligations as at 30th June, 2006 in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the consolidated balance sheet. In order to minimise the credit risk, management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

The credit risk on liquid funds is limited because the counterparties are banks with high credit-ratings assigned by international credit-ratings agencies.

Interest rate risk

The Group's cash flow interest rate risk relates to variable-rate bank borrowings (note 25). The Group's fair value interest rate risk relates primarily to fixed-rate short-term bank deposits. The Group currently does not have an interest rate hedging policy. However, management monitors interest rate exposure and will consider hedging significant interest rate exposure should the need arise.

4. 財務風險管理目標及政策（續）

信用風險

倘交易對手未能履行於二零零六年六月三十日有關各類已確認財務資產之責任，則本集團之承受之最大信用風險將以綜合資產負債表所列之該等資產之賬面值為限。為減低信用風險，本集團管理層已設立專門小組負責信用額之釐定、信用批准及其他監控程序，以確保採取跟進措施收回逾期之賬款。此外，本集團於各結算日檢討各項貿易應收款項之可收回金額，以確保已就不可收回金額作出足夠之減值虧損。就此而言，本公司董事認為本集團信用風險已大大減低。

由於交易對手均為具國際信貸評級機構頒高信貸評級之銀行，故流動資金之信用風險有限。

利率風險

本集團之現金流量利率風險與銀行浮息借貸有關（附註25）。本集團之公平值利率風險主要與定息短期銀行存款有關。本集團現時並無利率對沖政策。然而，管理層監控利率風險並將於必要時考慮對沖重大利率波動。

4. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Foreign currency risk

Certain overseas operations and available-for-sale investments are denominated in United States dollar. Since United States dollar is linked to Hong Kong dollar, the Group does not expect any significant movements in US$/HK$ exchange rate. Management has closely monitored foreign exchange exposure to mitigate the foreign currency risk.

Equity price risk

The Group is exposed to equity price risk. Management manages this exposure by maintaining a portfolio of investments with different risk profiles.

4. 財務風險管理目標及政策(續)

外幣風險

本集團若干海外業務及可供出售投資均以美元計值。由於美元與港元掛鉤，本集團預期美元對港元匯率不會出現重大變動。管理層密切監控外匯波動以減輕外幣風險。

股本價格風險

本集團承受股本價格風險。管理層透過維持具不同風險特性之投資組合管理該類風險。

5. TURNOVER 5. 營業額

		2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元
Sales of goods	銷售貨品	**99,108**	95,315
Rental income	租金收入	**8,526**	9,980
		107,634	105,295

6. BUSINESS AND GEOGRAPHICAL SEGMENTS

6. 業務及地區分類

Business segments

For management purposes, the Group is currently organised into three operating divisions – manufacture and distribution of electronic products, property investment and property development. These divisions are the basis on which the Group reports its primary segment information.

Business segment information for the year ended 30th June, 2006 is presented below:

按業務分類

就管理而言，本集團現時組成三個業務部門－製造及分銷電子產品、物業投資及物業發展。該等部門乃本集團報告其主要分類資料之基礎。

截至二零零六年六月三十日止年度之業務分類資料呈列如下：

		Manufacture and distribution of electronic products 製造及分銷電子產品 HK$'000 千港元	Property investment 物業投資 HK$'000 千港元	Property development 物業發展 HK$'000 千港元	Total 總計 HK$'000 千港元
Turnover	營業額	99,108	8,526	-	107,634
Results	業績				
Segment results	分類業績	(1,948)	16,120	(1,478)	12,694
Unallocated corporate income	未分配公司收入				19,651
Unallocated corporate expenses	未分配公司費用				(16,259)
Finance costs	融資成本				(5,265)
Loss on disposal of a subsidiary	出售附屬公司之虧損				(61)
Profit before taxation	除稅前溢利				10,760
Taxation	稅項				(808)
Profit for the year	年內溢利				9,952

6. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued) 6. 業務及地區分類(續)

Business segments (continued) 按業務分類(續)

		Manufacture and distribution of electronic products 製造及分銷電子產品 HK$'000 千港元	Property investment 物業投資 HK$'000 千港元	Property development 物業發展 HK$'000 千港元	Segment total 分類總計 HK$'000 千港元	Unallocated 未分配 HK$'000 千港元	Total 總計 HK$'000 千港元
Assets	資產	23,404	265,729	143,572	432,705	66,054	498,759
Liabilities	負債	5,255	32,712	245	38,212	21,028	59,240
Other information	其他資料						
Capital expenditure	資本開支	5,743	3,415	53,494	62,652	1,667	64,319
Depreciation of property, plant and equipment	物業、廠房及設備之折舊	2,893	3,897	-	6,790	246	7,036
Release of prepaid lease payments	解除預付租賃付款	5	41	-	46	-	46
Allowance for trade and other receivables	貿易及其他應收款項撥備	535	179	-	714	-	714
Reversal of impairment loss recognised in respect of property, plant and equipment	物業、廠房及設備之經確認減值虧損撥回	-	178	-	178	-	178
Reversal of impairment loss recognised in respect of prepaid lease payments	預付租賃付款之經確認減值虧損撥回	-	613	-	613	-	613

6. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

6. 業務及地區分類(續)

Business segments (continued)

按業務分類(續)

Business segment information for the year ended 30th June, 2005 is presented below:

截至二零零五年六月三十日止年度之業務分類資料呈列如下：

		Manufacture and distribution of electronic products 製造及分銷電子產品 HK$'000 千港元	Property investment 物業投資 HK$'000 千港元	Property development 物業發展 HK$'000 千港元	Total 總計 HK$'000 千港元
Turnover	營業額	95,315	9,980	-	105,295
Results	業績				
Segment results	分類業績	(1,091)	109,439	(412)	107,936
Unallocated corporate income	未分配公司收入				6,194
Unallocated corporate expenses	未分配公司費用				(3,900)
Finance costs	融資成本				(3,354)
Loss on disposal of subsidiaries	出售附屬公司之虧損				(6,752)
Profit before taxation	除稅前溢利				100,124
Taxation	稅項				2,665
Profit for the year	年內溢利				102,789

6. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

6. 業務及地區分類(續)

Business segments (continued)

按業務分類(續)

		Manufacture and distribution of electronic products 製造及分銷電子產品 HK$'000 千港元	Property investment 物業投資 HK$'000 千港元	Property development 物業發展 HK$'000 千港元	Segment total 分類總計 HK$'000 千港元	Unallocated 未分配 HK$'000 千港元	Total 總計 HK$'000 千港元
Assets	資產	22,068	328,085	236,773	586,926	13,604	600,530
Liabilities	負債	5,473	40,004	56	45,533	84,928	130,461
Other information	其他資料						
Capital expenditure	資本開支	2,364	2,041	-	4,405	-	4,405
Depreciation of property, plant and equipment	物業、廠房及設備之折舊	3,183	3,684	-	6,867	145	7,012
Release of prepaid lease payments	解除預付租賃付款	5	41	-	46	-	46
Allowance for trade and other receivables	貿易及其他應收款項撥備	343	-	-	343	-	343

6. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued) 6. 業務及地區分類(續)

Geographical segments

按地區分類

The Group's operations are principally located in Hong Kong and the People's Republic of China, other than Hong Kong (the "PRC").

本集團之經營地區主要位於香港及中華人民共和國(「中國」,不包括香港)。

The following table provides an analysis of the Group's turnover by geographical market, irrespective of the origin of the goods:

下表為本集團按地區市場劃分之營業額分析(不論貨品之來源地):

		Sales revenue by geographical market 按地區市場劃分之銷售收益	
		2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元
Hong Kong	香港	**102,542**	99,586
PRC	中國	**3,893**	4,528
British Virgin Islands	英屬處女群島	**1,199**	1,181
		107,634	105,295

6. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

6. 業務及地區分類(續)

Geographical segments (continued)

按地區分類(續)

The following is an analysis of the carrying amount of segment assets and additions to property, plant and equipment analysed by the geographical area in which the assets are located:

按資產所在地區劃分之分類資產賬面值以及新增物業、廠房及設備之分析如下：

		Carrying amount of segment assets 分類資產賬面值		Additions to investment properties and property, plant and equipment 新增投資物業及物業、廠房及設備	
		2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元	**2006 二零零六年 HK$'000 千港元**	2005 二零零五年 HK$'000 千港元
Hong Kong	香港	**321,990**	323,295	**10,825**	4,405
PRC	中國	**33,171**	168,294	**–**	–
United States of America	美國	**26**	26	**–**	–
British Virgin Islands	英屬處女群島	**143,572**	108,760	**53,494**	–
		498,759	600,375	**64,319**	4,405

7. WAIVER OF OTHER BORROWINGS

7. 豁免其他借貸

During the year, the Company received a waiver of claim of other loans with a principal of HK$18,449,000 and accrued interest of HK$1,202,000 from the lender of the other loans, without any conditions and consideration as well as any actions to retrocede or claim for any loss or money of the waiver. Details of the other loans were set out in note 24.

於本年度內，本公司收到其他貸款出借人本金額為18,449,000港元及應計利息為1,202,000港元之其他貸款之償還豁免，並表示將無條件及無償撤回就任何豁免損失或金額進行索償或停止有關索償行動。其詳情載於附註24。

8. FINANCE COSTS 8. 融資成本

		2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元
Interest expense on:	利息開支：		
bank and other borrowings wholly repayable within five years	須於五年內悉數償還之銀行及其他借貸	**3,597**	2,281
bank and other borrowings not wholly repayable within five years	毋須於五年內悉數償還之銀行及其他借貸	**1,324**	779
Finance charges on obligations under finance leases	融資租約承擔之融資費用	**344**	294
		5,265	3,354

9. TAXATION 9. 税項

		2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元
The charge (credit) comprises:	税項支出（抵免）包括：		
Hong Kong Profits Tax	香港利得税		
Current year	本年度	**742**	535
Under(over) provision in previous years	以往年度撥備不足（超額撥備）	**66**	(3,065)
		808	(2,530)
Deferred taxation (note 29)	遞延税項（附註29）		
Credit for the year	本年度抵免	**–**	(135)
		808	(2,665)

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profit for the year.

香港利得税乃按年內估計應課税溢利以税率17.5%計算。

9. TAXATION (continued) 9. 稅項(續)

The charge (credit) for the year can be reconciled to the profit before taxation per the income statement as follows:

本年度稅項支出(抵免)與收益表所列之除稅前溢利之對賬如下：

		2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元
Profit before taxation	除稅前溢利	**10,760**	100,124
Tax at Hong Kong Profits Tax rate of 17.5%	按香港利得稅稅率17.5%計算稅項	**1,883**	17,522
Tax effect of expenses not deductible in determining taxable profit	釐定應課稅溢利時不可扣稅開支之稅務影響	**7,032**	3,118
Tax effect of income not taxable in determining taxable profit	釐定應課稅溢利時毋須課稅收入之稅務影響	**(3,408)**	(20,138)
Tax effect of tax losses not recognised	未確認稅務虧損之稅務影響	**309**	27
Tax effect of utilisation of tax losses previously not recognised	動用先前未確認稅務虧損之稅務影響	**(5,074)**	(129)
Under(over) provision in previous years	前年度撥備不足(超額撥備)	**66**	(3,065)
Tax charge (credit) for the year	本年度稅項支出(抵免)	**808**	(2,665)

Details of deferred taxation are set out in note 29.

遞延稅項詳情載於附註29。

10. PROFIT FOR THE YEAR　10. 本年度溢利

		2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元
Profit for the year has been arrived at after charging:	本年度溢利已扣除下列各項：		
Staff costs, including directors' remuneration:	員工成本，包括董事酬金：		
Basic salaries and allowances	基本薪金及津貼	**19,266**	16,517
Share-based payment expenses	以股份為基礎之付款開支	**8,233**	–
Retirement benefit scheme contributions	退休福利計劃供款	**338**	190
Total staff costs	總員工成本	**27,837**	16,707
Allowance for trade and other receivables	貿易及其他應收款項撥備	**714**	343
Auditors' remuneration:	核數師酬金：		
Current year	本年度	**950**	611
Underprovision in prior years	過往年度撥備不足	**244**	111
Cost of inventories recognised as expenses	確認為開支之存貨成本	**93,902**	91,400
Depreciation	折舊	**7,036**	7,012
Release of prepaid lease payments	解除預付租賃付款	**46**	46
Net foreign exchange loss	外匯虧損淨額	**114**	–
and after crediting:	並經計入：		
Dividend income from listed available-for-sale investments/listed other securities	可供銷售投資／其他證券股息收入	**59**	364
Interest income	利息收入	**361**	33
Release of negative goodwill included in other income	計入其他收入之負商譽解除	–	1,308
Rental income from property, plant and equipment	物業、廠房及設備租金收入	–	80
Reversal of impairment loss recognised in respect of property, plant and equipment included in other income	計入其他收入之物業、廠房及設備之已確認減值虧損撥回	**178**	–
Reversal of impairment loss recognised in respect of prepaid lease payments included in other income	計入其他收入之預付租賃付款之已確認減值虧損撥回	**613**	–

11. DIRECTORS' AND EMPLOYEES' REMUNERATION

11. 董事及僱員酬金

(a) Directors' remuneration

(a) 董事酬金

The emoluments paid or payable to each of the eight (2005: six) directors were as follows:

須向八位董事(二零零五年：六位)支付或已付之酬金如下：

		Hung Kin Sang, Raymond 洪建生 HK$'000 千港元 (Note 3) (附註3)	Hung Wong Kar Gee, Mimi 洪王家琪 HK$'000 千港元 (Note 3) (附註3)	Hung Kai Mau, Marcus 洪繼懋 HK$'000 千港元 (Notes 1 and 3) (附註1及3)	Fang Chin Ping 方進平 HK$'000 千港元	Lo Yun Tai 盧潤帝 HK$'000 千港元	Lun Tsan Kau 倫贊球 HK$'000 千港元	Soo Hung Leung, Lincoln 蘇洪亮 HK$'000 千港元	Lam Ka Wai, Graham 林家威 HK$'000 千港元 (Note 2) (附註2)	Total 總計 HK$'000 千港元
2006										
Fees	費用	-	-	-	-	100	100	100	75	375
Other emoluments	其他酬金									
Salaries and other benefits	薪金及其他福利	3,345	3,689	612	589	-	-	-	-	8,235
Share-based payment expenses	以股本為基礎之付款支出	7,854	-	316	-	-	-	-	-	8,170
Retirement benefit scheme contributions	退休福利計劃供款	12	12	12	-	-	-	-	-	36
Total emoluments	總酬金	11,211	3,701	940	589	100	100	100	75	16,816
2005										
Fees	費用	-	-	-	-	100	100	100	-	300
Other emoluments	其他酬金									
Salaries and other benefits	薪金及其他福利	3,845	2,693	-	547	-	-	-	-	7,085
Retirement benefit scheme contributions	退休福利計劃供款	12	12	-	-	-	-	-	-	24
Total emoluments	總酬金	3,857	2,705	-	547	100	100	100	-	7,409

11. DIRECTORS' AND EMPLOYEES' REMUNERATION (continued)

11. 董事及僱員酬金(續)

(a) Directors' remuneration (continued)

Notes:

(1) Mr. Hung Kai Mau, Marcus was appointed on 16th August, 2005.

(2) Mr. Lam Ka Wai, Graham was appointed on 1st October, 2005.

(3) During the year, the Group provided rent-free accommodation with estimated rateable values of approximately HK$342,000 (2005: HK$342,000), HK$953,000 (2005: HK$1,465,000) and HK$242,000 (2005: nil) to Mr. Hung Kin Sang, Raymond, Madam Hung Wong Kar Gee, Mimi and Mr. Hung Kai Nau, Marcus.

(a) 董事酬金(續)

附註:

(1) 洪繼懋於二零零五年八月十六日獲委任。

(2) 林家威於二零零五年十月一日獲委任。

(3) 本年度,集團給予免租住所予洪建生先生、洪王家琪女士及洪繼懋先生之估計租值分別為342,000港元(二零零五年:342,000港元)、953,000港元(二零零五年:1,465,000港元)及242,000港元(二零零五年:零港元)。

(b) Employees' remuneration

The five highest paid individuals included four (2005: three) directors, details of whose remuneration are set out above. The remuneration of the remaining (2005: two) individual is as follows:

(b) 僱員酬金

五名最高薪人士包括四名(二零零五年:三名)董事,其酬金詳情載於上文。其餘一名(二零零五年:兩名)人士之酬金如下:

		2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元
Salaries and other benefits	薪金及其他福利	**715**	1,093
Retirement benefit scheme contributions	退休福利計劃供款	**12**	22
		727	1,115

11. DIRECTORS' AND EMPLOYEES' REMUNERATION (continued)

11. 董事及僱員酬金（續）

(b) Employees' remuneration (continued)

(b) 僱員酬金（續）

Their remuneration is within the following bands:

僱員之酬金介乎下列幅度：

		Number of employees 僱員數目 2006 二零零六年	2005 二零零五年
Nil to HK$1,000,000	零港元至1,000,000港元	**1**	2

During both years, no emoluments were paid by the Group to the five highest paid individuals, including directors, as an inducement to join or upon joining the Group or as compensation for loss of office. During both years, no directors waived any emoluments.

於本及上年度內，本集團並無向五名最高薪人士（包括董事）支付任何報酬作為加盟本集團之聘金，或於加入本集團時作為報酬或支付離職補償金。於本及上年度內，各董事並無放棄收取任何酬金。

12. EARNINGS PER SHARE

12. 每股盈利

The calculation of the basic earnings per share for the year is based on the profit attributable to equity holders of the parent for the year of HK$10,757,000 (2005: HK$103,525,000) and on the weighted average of 879,858,648 (2005: 892,167,853) ordinary shares of the Company in issue during the year. The number of shares adopted in calculation of earnings per share has been arrived after eliminating the shares in the Company held by iQuorum.

本年度每股基本盈利乃根據年內母公司股權持有人應佔溢利10,757,000港元（二零零五年：103,525,000港元）及年內本公司已發行普通股之加權平均數879,858,648股（二零零五年：892,167,853股）計算。計算每股盈利所採用之股份數目乃經撇除iQuorum持有本公司之股份後釐定。

12. EARNINGS PER SHARE (continued)

No diluted earnings per share has been presented because the adjusted exercise price of the share options granted as determined in accordance with HKFRS 2 "Share-based payment" is higher than the average market price of shares for the year ended 30th June, 2006. No diluted earnings per share for the year ended 30th June, 2005 had been presented as the Company has no potential dilutive shares outstanding during that period.

Changes in the Group's accounting policies during the year are described in detail in note 2. To the extent that those changes have had an impact on results reported for 2006 and 2005, they have had an impact on the amounts reported for earnings per share. The following table summarises that impact on basic earnings per share:

12. 每股盈利(續)

並無呈列每股攤薄盈利，原因為所授出之購股權根據香港財務報告準則第2號「以股份為基礎之付款」釐定之經調整行使價高於截至二零零六年六月三十日止年度股份之平均市價。由於本公司期內並無已發行具潛在攤薄影響之股份，故並無呈列截至二零零五年六月三十日止年度每股攤薄盈利。

年內本集團會計政策之變動詳情載於上文附註2。倘該等變動對二零零六年及二零零五年所呈報之業績構成影響，則其對所呈報之每股盈利金額亦會有影響。下表概述對每股基本盈利之影響：

		Impact on basic earnings per share 對每股基本盈利之影響	
		2006 二零零六年 HK Cents 港仙	2005 二零零五年 HK Cents 港仙
Figures before adjustments	調整前數字	**2.30**	11.60
Adjustments arising from changes in accounting policies	因會計政策變動產生之調整	**(1.08)**	–
Reported/restated	呈報／經重列	**1.22**	11.60

13. INVESTMENT PROPERTIES 13. 投資物業

		HK$'000 千港元
FAIR VALUE	公允值	
At 1st July, 2004	於二零零四年七月一日	202,276
Transfer from property, plant and equipment	轉撥自物業、廠房及設備	11,500
Transfer to property, plant and equipment	轉撥到物業、廠房及設備	(2,556)
Disposals	出售	(6,600)
Increase in fair value	公允值增加	100,880
At 30th June, 2005	於二零零五年六月三十日	305,500
Disposals	出售	(117,000)
Increase in fair value	公允值增加	19,000
At 30th June, 2006	**於二零零六年六月三十日**	**207,500**

The fairs values of the investment properties of the Group at 30th June, 2006 have been arrived at on the basis of a valuation carried out on that date by RHL Appraisal Ltd., an independent firm of qualified professional valuers not connected with the Group. RHL Appraisal Ltd. is a member of the Hong Kong Institute of Surveyors ("HKIS") and has appropriate qualifications and recent experiences in the valuation of similar properties in the relevant locations. The valuation, which conforms to HKIS Valuation Standards on properties, was arrived at by reference to market evidence of transaction prices for similar properties.

All of the Group's property interests are held under operating leases to earn rentals or for capital appreciation purposes are measured using the fair value model and are classified and accounted for as investment properties.

於二零零六年六月三十日，本集團投資物業之公平價值乃根據與本集團並無關連之獨立專業物業估值師RHL Appraisal Ltd.於該日進行之估值得出。其為Hong Kong Institute of Surveyors(「香港測量師學會」)成員及有合適資格和相關地點同類型物業之估值經驗，而該估值乃根據香港測量師學會刊發之《香港測量師學會物業估值標準》編製，並參照市場上類似物業交易價格之憑證得出。

所有本集團物業權益均以租賃合約持有而獲租金收益或以作為資本增值以公允值方法計算和分類為及列為投資物業。

13. INVESTMENT PROPERTIES (continued)

13. 投資物業(續)

During the year ended 30th June, 2005, the Group transferred a property under development located in the PRC to investment property. The property under development was revalued at its fair value at the date of transfer and the fair value adjustment amounting to HK$8,551,000 was credited to other reserve.

於二零零五年度期間，本集團已將位於中國的待發展物業轉至投資物業。該物業已重估其公允值於轉至時和以公允值調整額8,551,000港元於儲備中入賬。

The Group pledged its investment properties amounting to HK$178,750,000 (2005: HK$275,800,000) to secure general banking *facilities* granted to the Group.

本集團將其投資物業價值178,750,000港元(二零零五年：275,800,000港元)抵押以供本集團銀行信貸額。

The carrying values of investment properties held by the Group comprise:

本集團持有之投資物業之賬面值包括：

		2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元
Held in Hong Kong:	於香港持有：		
Long leases	長期租約	**117,000**	99,200
Medium-term leases	中期租約	**61,750**	176,600
Held outside Hong Kong:	於香港以外地方持有		
Medium-term leases	中期租約	**28,750**	29,700
		207,500	305,500

14. INTEREST IN A LEASEHOLD LAND

14. 租賃土地權益

Interest in a leasehold land is located in the PRC and held under a long-term land use right.

一項租賃土地權益乃位於中國及根據長期土地使用權持有。

On 16th October, 2003, the Group entered into an agreement to dispose of its 60% equity interest in a subsidiary, which held the interest in the leasehold land. The transaction was completed on 27th June, 2006.

於二零零三年十月十六日，本集團訂立一項協議，出售一家附屬公司之60%股本權益，該公司持有租賃土地權益。該交易已於二零零六年六月二十七日完成。

Details of the transaction were set out in notes 21 and 33.

該交易詳情載於附註21及33。

15. PROPERTY, PLANT AND EQUIPMENT 15. 物業、廠房及設備

		Properties under development 發展中物業 HK$'000 千港元	Land and buildings 土地及樓宇 HK$'000 千港元	Leasehold improvements 租賃物業裝修 HK$'000 千港元	Plant and machinery 廠房及機器 HK$'000 千港元	Furniture, fixtures and equipment 傢俬、裝置及設備 HK$'000 千港元	Motor vehicles 汽車 HK$'000 千港元	Motor boats 汽船 HK$'000 千港元	Total 總值 HK$'000 千港元
COST	成本								
At 1st July, 2004	於二零零四年七月一日								
- as originally stated	－原列	111,722	5,037	11,781	72,308	63,942	13,423	16,298	294,511
- effect of adoption of new accounting standards	－採用新會計準則之影響	-	(2,284)	-	-	-	-	-	(2,284)
At 1st July, 2004, as restated	於二零零四年七月一日（經重列）	111,722	2,753	11,781	72,308	63,942	13,423	16,298	292,227
Additions	添置	-	-	1,002	2,225	261	917	-	4,405
Transfer (to) from investment properties	轉撥（至）自投資物業	(2,949)	2,556	-	-	-	-	-	(393)
Disposal of subsidiaries	出售附屬公司	(19,131)	-	-	-	(327)	(187)	-	(19,645)
Disposals	出售	-	(430)	-	(11,241)	(3,381)	(1,334)	(16,298)	(32,684)
At 30th June, 2005, as restated	於二零零五年六月三十日（經重列）	89,642	4,879	12,783	63,292	60,495	12,819	-	243,910
Additions	添置	53,494	-	1,442	4,234	286	3,213	1,650	64,319
Disposals	出售	-	-	(1,189)	(264)	-	(2,557)	-	(4,010)
At 30th June, 2006	於二零零六年六月三十日	143,136	4,879	13,036	67,262	60,781	13,475	1,650	304,219
DEPRECIATION AND IMPAIRMENT	折舊及減值								
At 1st July, 2004	於二零零四年七月一日								
- as originally stated	－原列	6,000	2,018	1,585	66,240	62,677	6,748	16,296	161,564
- effect of adoption of new accounting standards	－採用新會計準則之影響	-	(756)	-	-	-	-	-	(756)
At 1st July, 2004, as restated	於二零零四年七月一日（經重列）	6,000	1,262	1,585	66,240	62,677	6,748	16,296	160,808
Provided for the year	年度之撥備	-	72	1,885	2,526	933	1,596	-	7,012
Eliminated on disposal of subsidiaries	出售附屬公司時註銷	(6,000)	-	-	-	(303)	(187)	-	(6,490)
Eliminated on disposals	出售時註銷	-	(129)	-	(11,240)	(3,381)	(1,089)	(16,296)	(32,135)
At 30th June, 2005, as restated	於二零零五年六月三十日（經重列）	-	1,205	3,470	57,526	59,926	7,068	-	129,195
Provided for the year	年度之撥備	-	59	2,349	2,594	177	1,829	28	7,036
Eliminated on disposals	出售時註銷	-	-	(348)	(236)	-	(2,557)	-	(3,141)
Reversal of impairment loss	減值虧損撥回	-	(178)	-	-	-	-	-	(178)
At 30th June, 2006	於二零零六年六月三十日	-	1,086	5,471	59,884	60,103	6,340	28	132,912
CARRYING VALUES	賬面值								
At 30th June, 2006	於二零零六年六月三十日	143,136	3,793	7,565	7,378	678	7,135	1,622	171,307
At 30th June, 2005, as restated	於二零零五年六月三十日（經重列）	89,642	3,674	9,313	5,766	569	5,751	-	114,715

15. PROPERTY, PLANT AND EQUIPMENT (continued)

15. 物業、廠房及設備(續)

The above items of property, plant and equipment are depreciated on a straight line basis at the following rates per annum:

上述物業、廠房及設備乃採用直線法按下列折舊年率撇銷成本：

Freehold land	Nil	永久業權土地	無
Buildings	Over the term of the lease	樓宇	按租期釐訂
Leasehold improvements	20%	租賃物業裝修	20%
Plant and machinery	10% to 25%	廠房及機器	10%至25%
Furniture, fixtures and equipment	10% to 50%	傢俬、裝置及設備	10%至50%
Motor vehicles	10% to 33¹/₃%	汽車	10%至33¹/₃%
Motor boats	10% to 20%	汽船	10%至20%

The carrying values of land and buildings held by the Group comprises:

本集團持有之土地及樓宇賬面值包括：

		2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元 (as restated) (經重列)
Freehold property held in Canada	在加拿大持有之永久業權物業	**2,556**	2,556
Leasehold properties held in Hong Kong under medium-term leases	在香港以中期租約持有之租賃物業	**704**	755
Held in the PRC under long-term land use rights	在中國以長期土地使用權持有	**533**	365
		3,793	3,676

The properties under development of the Group comprise a freehold property located in the British Virgin Islands.

本集團持有發展中之物業包括一位於英屬處女群島之永久業權物業。

The Group pledged its plant and equipment amounting to HK$1,398,000 (2005: HK$1,530,000) to secure general banking facilities granted to the Group.

本集團將其廠房及設備價值1,398,000港元(二零零五年：1,530,000港元)抵押以供集團之銀行信貸額。

15. PROPERTY, PLANT AND EQUIPMENT (continued)

15. 物業、廠房及設備（續）

The carrying values of property, plant and equipment of the Group include an aggregate amount of HK$12,623,000 (2005: HK$9,235,000) in respect of assets held under finance leases.

本集團之物業、廠房及設備之賬面值包括根據融資租約持有之資產總值約12,623,000港元（二零零五年：9,235,000港元）。

16. PREPAID LEASE PAYMENTS

16. 預付租賃付款

		2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元
The Group's prepaid lease payments comprise interest in land held on:	本集團之預付租賃付款包括土地權益：		
– medium-term leases in Hong Kong	一於香港持有中期租約	**216**	222
– long leases in the PRC	一於中國持有長期租約	**1,833**	1,260
		2,049	1,482
Analysed for reporting purposes as:	分析作報告用途：		
Current portion	流動部份	**46**	46
Non-current portion	非流動部份	**2,003**	1,436
		2,049	1,482

The Group pledged the prepaid lease payments amounted to HK$216,000 (2005: HK$222,000 as restated) to secure general banking facilities granted to the Group.

本集團已將預付租賃付款216,000港元（二零零五年：222,000港元（經重列））抵押作為集團之一般銀行信貸額。

17. OTHER ASSETS

17. 其他資產

Other assets of the Group represent antiques held for long-term investment purpose.

本集團其他資產為作長期投資用途持有之古董。

18. AVAILABLE-FOR-SALE INVESTMENTS/ OTHER SECURITIES

18. 可供銷售投資／其他證券

The carrying value of other securities as at 30th June, 2005 (which were previously classified and measured under alternative treatment in accordance with SSAP 24 issued by the HKICPA) were reclassified to available-for-sale investments upon application of HKAS 39 on 1st July, 2005.

於二零零五年六月三十日，其他證券賬面值(前分類及根據香港會計實務準則第24號之選擇性處理方法計算)已於二零零七月一日採用香港會計準則第39號重新分類為可供銷售投資。

		2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元
Equity securities	證券		
Listed in Hong Kong	香港上市	**25,649**	7,822
Listed in overseas	海外上市	**742**	803
		26,391	8,625
Carrying amount analysed for reporting purposes as:	賬面值分析作報告用途：		
Non-current assets	非流動資產	**26,391**	8,625

At 30th June, 2006, the fair values of the listed equity securities were determined based on the quoted market bid prices available on the relevant exchanges.

於二零零六年，上市股份之公允值以市場價格及其相關兌換率計算。

19. NEGATIVE GOODWILL 19. 負商譽

		HK$'000 千港元
GROSS AMOUNT	**總金額**	
At 1st July, 2004 and 30th June, 2005	於二零零四年七月一日及二零零五年六月三十日	26,154
RELEASED TO INCOME	**解除為收入**	
At 1st July, 2004	於二零零四年七月一日	2,297
Released in the year	年內解除	1,308
At 30th June, 2005	**於二零零五年六月三十日**	**3,605**
CARRYING VALUES	**賬面值**	
At 30th June, 2005	**於二零零五年六月三十日**	**22,549**
Derecognised upon the application of HKFRS 3	採用香港財務報告第3號後不予確認	(22,549)
At 1st July, 2005	於二零零五年七月一日	–

As explained in note 2, all negative goodwill arising on acquisitions prior to 1st July, 2005 was derecognised as a result of the application of HKFRS 3.

如上文附註2所述，根據應用香港財務報告準則第3號，所有負商譽(因於二零零五年七月一日前收購而產生)不被確認。

20. INVENTORIES 20. 存貨

		2006 **二零零六年** **HK$'000** **千港元**	2005 二零零五年 HK$'000 千港元
Raw materials	原料	**2,256**	2,233

21. TRADE AND OTHER RECEIVABLES

21. 貿易及其他應收款項

The Group allows an average credit period from 30 to 90 days to its trade customers.

本集團給予其貿易客戶之平均信貸期介乎30至90天。

Included in trade and other receivables of the Group are trade receivables of HK$3,777,000 (2005: HK$4,353,000) and their aging analysis is as follows:

本集團之貿易及其他應收款項已計入貿易應收款項3,777,000港元(二零零五年：4,353,000港元)及其賬齡分析如下：

		2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元
Within 90 days	90天以內	**3,588**	3,560
More than 90 days and within 180 days	90天以上至180天內	**189**	793
		3,777	4,353

Included in trade and other receivables of the Group as at 30th June, 2006 are other receivables of HK$33,654,000 which represent the remaining balance of consideration for the disposal of a 60% owned subsidiary of the Company, 惠陽縣淡水新陽城建設有限公司("Danshui"). On 16th October, 2003, the Group entered into an agreement to dispose of its equity interest in Danshui at a consideration of HK$61,956,000. The transaction was completed on 27th June, 2006 and the Group received the partial settlement of the consideration of HK$28,302,000 up to 30th June, 2005. The remaining balance of the consideration of HK$33,654,000 was retained by 惠州市惠陽區淡水鎮人民政府("淡水鎮人民政府"), who is the witness of the agreement. In the opinion of the directors of the Company, the remaining balance will be received from 淡水鎮人民政府 within twelve months of the balance sheet date.

本集團於二零零六年六月三十日貿易及其他應收款項中之其他應收額為33,654,000港元為出售60%持有附屬公司，惠陽縣淡水新陽城建設有限公司(「淡水」)之餘款。於二零零三年十月十六日，本集團簽訂出售協議，以代價61,956,000港元出售淡水公司股份權益。該交易已於二零零六年六月二十七日完成和本集團截至二零零五年六月三十日已收到部份代價28,302,000港元，其餘額33,654,000港元已由惠州市惠陽區淡水鎮人民政府(「淡水鎮人民政府」)(為協議公證人)持有，本公司董事認為，該筆餘額將於結算日十二個月內由淡水鎮人民政府收回。

The fair values of the trade and other receivables at 30th June, 2006 approximate the corresponding carrying amounts.

於二零零六年六月三十日，貿易及其他應收款項之公允值與現值額相約。

22. PLEDGED BANK DEPOSITS AND BANK BALANCES AND CASH

Bank deposits of HK$3,059,000 (2005: HK$2,969,000) are pledged to banks to secure short-term general banking facility granted to the Group and are therefore classified as current assets.

The pledged bank deposits carry fixed interest of 3.90% (2005: 2.10%) per annum. The fair values of the pledged bank deposits at 30th June, 2006 approximate the corresponding carrying amounts.

Bank balances and cash comprises bank balances and cash held by the Group and short-term bank deposits that are interest-bearing at market interest rates. All bank deposits are with maturity of three months or less. The bank deposits carry fixed interest rates ranging from 0.72% to 3.50% (2005: 0.72% to 3.50%) per annum. The fair values of the bank balances and cash at 30th June, 2006 approximate the corresponding carrying amounts.

22. 已抵押銀行定期存款及銀行存款和現金

銀行存款3,059,000港元(二零零五年：2,969,000港元)被抵押予銀行作為短期銀行信貸額予本集團，並因此列作流動資金。

所抵押之銀行定期存款以定息年息3.9%(二零零五年：2.1%)計算。於二零零六年六月三十日其抵押銀行存款公允值與現值相約。

銀行存款及現金包括本集團持有銀行存款及現金及有利息之短期存款。所有定期存款均少於或於三個月到期。其銀行存款利息由定息年息0.72%至3.50%(二零零五年：0.72%至3.50%)。於二零零六年六月三十日銀行存款和現金之公允值與現值相約。

23. TRADE AND OTHER PAYABLES

Included in trade and other payables of the Group are trade payables of HK$4,184,000 (2005: HK$3,967,000) and their aged analysis is as follows:

23. 貿易及其他應付款項

本集團之貿易及其他應付款項已計入貿易應付款項4,184,000港元(二零零五年：3,967,000港元)及其賬齡分析如下：

		2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元
Within 90 days	90天以內	**3,506**	3,416
More than 90 days and within 180 days	90天以上至180天內	**678**	551
		4,184	3,967

The fair values of the trade and other payables at 30th June, 2006 approximate the corresponding carrying amounts.

於二零零六年六月三十日，貿易及其他應付款項之公允值與相關現值相約。

24. BANK AND OTHER BORROWINGS　24. 銀行及其他借貸

		2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元
The bank and other borrowings comprise:	銀行及其他借貸包括：		
Bank loans	銀行貸款	**27,743**	47,354
Import loans	進口貸款	**8,477**	7,118
Bank overdrafts	銀行透支	**4,771**	5,531
Other loans	其他貸款	**-**	18,449
		40,991	78,452
Represented by:	代表：		
Secured	有抵押	**40,991**	60,003
Unsecured	無抵押	**-**	18,449
		40,991	78,452

Carrying amount repayable:　賬面值按以下年期償還：

		2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元
On demand or within one year	即期或一年內	**16,145**	52,641
More than one year, but not exceeding two years	超過一年，但少於兩年	**2,910**	2,093
More than two years, but not exceeding three years	超過兩年，但少於三年	**2,531**	2,175
More than three years, but not exceeding four years	超過三年，但少於四年	**2,350**	2,261
More than four years, but not exceeding five years	超過四年，但少於五年	**2,442**	2,351
More than five years	超過五年	**14,613**	16,931
		40,991	78,452
Less: Amount due within one year shown under current liabilities	一年內到期而列作流動負債之款項	**(16,145)**	(52,641)
Amount due after one year	一年後到期之款項	**24,846**	25,811

24. BANK AND OTHER BORROWINGS (continued)

24. 銀行及其他借貸(續)

At 30th June, 2005, the other loans were unsecured, carried fixed interest at Prime rate ("P") plus 1.75% and repayable within one year. During the year, the lender waived the other loans. Details of the waiver are set out in note 7.

於二零零五年六月三十日,其他借貸為無抵押,以優惠年利率定息加1.75%及一年內償還。在本年度期間,借款人已放棄收取其他貸款。其詳情刊載於附註7。

The exposure of the Group's fixed-rate borrowings and the contractual maturity dates are as follows:

本集團之定息借貸及其約定到期日如下:

		2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元
Fixed-rate borrowings:	定息借貸:		
On demand or within one year	即期或一年內	–	19,526

In addition, the Group has variable-rate borrowings amounting to HK$40,991,000 (2005: HK$40,477,000) which carry interest rates ranging from P plus 0.50% to 3.00% (2005: from P plus 0.50% to 3.00%) per annum.

再者,本集團之浮息借貸為40,991,000港元(二零零五年:40,477,000港元),其為以利息由優惠年利率加0.50%至3.00%(二零零五年:由優惠年利率加0.50%至3.00%)計算。

		2006 二零零六年	2005 二零零五年
Effective interest rates:	實際利率:		
Fixed-rate borrowings	定息借貸	N/A不適用	2.00% to 5.50%
Variable-rate borrowings	浮息借貸	7.13% to 7.88%	4.13% to 7.50%

The Group's borrowings that are denominated in currencies other the functional currencies of the relevant group entities are set out below:

本集團之借貸以其貸幣而非功能貨幣之相關公司集團列載如下:

		HK$ equivalent of United States dollars 相等於港元之美元 HK$'000 千港元
As at 30th June, 2006	於二零零六年六月三十日	8,097
As at 30th June, 2005	於二零零五年六月三十日	7,119

The fair values of the bank and other borrowings at 30th June, 2006 approximate the corresponding carrying amounts.

於二零零六年六月三十日,銀行及其他借貸之公允值與現值相約。

25. OBLIGATIONS UNDER FINANCE LEASES 25. 融資租約承擔

		Minimum lease payments 最低租約付款		Present value of minimum lease payments 最低租約付款現值	
		2006 二零零六年	2005 二零零五年	**2006 二零零六年**	2005 二零零五年
		HK$'000 千港元	HK$'000 千港元	**HK$'000 千港元**	HK$'000 千港元
Amounts payable under finance leases:	融資租約乃按以下年期到期：				
Within one year	一年內	**4,052**	2,496	**3,732**	2,334
In more than one year but not more than two years	超過一年但少於兩年	**2,630**	2,090	**2,473**	1,660
In more than two years but not more than three years	超過兩年但少於三年	**1,019**	–	**939**	354
		7,701	4,586	**7,144**	4,348
Less: Future finance charges	減：遠期融資費用	**(557)**	(238)		
Present value of lease obligations	租約承擔之現值	**7,144**	4,348		
Less: Amount due within one year shown under current liabilities	減：一年內到期列作流動負債之款項			**(3,732)**	(2,334)
Amount due after one year	一年後到期之款項			**3,412**	2,014

The obligations under finance leases of the Group are secured by the lessor's charge over the leased assets.

本集團之融資租約承擔已將租約資產抵押予租約人。

The average lease term is two years. For the year ended 30th June, 2006, the average effective borrowing rate was 5.99% (2005: 5.91%) per annum. Interest rates were fixed at the contract date. All leases are on a fixed repayment basis and no arrangement has been entered into for contingent rental payment.

租約平均年期為兩年。截至二零零六年六月三十日止年度，平均實際借貸率為5.99%(二零零五年：5.91%)。利率在合約日期釐定。所有租約均為固定還款期，並無就或然租金付款訂立任何安排。

The fair values of the obligations under finance leases, which are determined based on the present value of the estimated future cash flows discounted using the prevailing market rates, at 30th June, 2006 approximate the corresponding carrying amounts.

於二零零六年六月三十日，以現值(其市場利率之估計將來現金折扣值計算)之融資租約承擔公允值與現值相約。

26. SHARE CAPITAL

26. 股本

		Number of ordinary shares 普通股數目	Amount 金額 HK$'000 千港元
Ordinary shares of HK$0.01 each	普通股每股面值0.01港元		
Authorised:	法定：		
Balance at 1st July, 2004, 30th June, 2005 and 30th June, 2006	於二零零四年七月一日、二零零五年六月三十日及二零零六年六月三十日	6,000,000,000	60,000
Issued and fully paid:	已發行及繳足：		
Balance at 1st July, 2004	於二零零四年七月一日之結餘	941,082,826	9,411
Cancellation upon repurchase of own shares	因回購註銷	(3,860,000)	(39)
Balance at 30th June, 2005	於二零零五年六月三十日之結餘	937,222,826	9,372
Cancellation upon repurchase of own shares	因回購註銷	(27,240,000)	(272)
Balance at 30th June, 2006	於二零零六年六月三十日之結餘	909,982,826	9,100

During the year, the Company repurchased on the Stock Exchange a total of 27,240,000 (2005: HK$3,860,000) shares of HK$0.01 each of the Company at an aggregate consideration of HK$11,338,000 (2005: HK$843,000), all of these shares were subsequently cancelled. The nominal value of cancelled shares was credited to the capital redemption reserve and the aggregate consideration was charged to of the accumulated losses.

年內，本公司於聯交所購回本公司每股面值0.01港元股份合共27,240,000股（二零零五年：3,860,000股），總代價11,338,000港元（二零零五年：843,000港元），該等股份其後全部註銷。已註銷股份之賬面值已計入資本贖回儲備，而總代價乃以累積虧損支付。

27. SHARE-BASED PAYMENTS

The Company adopted a share option scheme on 16th September, 2002 (the "Scheme") for the primary purpose of providing incentives to directors and eligible employees. The Scheme will expire on 15th September, 2012. Under the Scheme, the board of directors of the Company may grant options to any employees, including executive directors, or consultants of the Company and/or its subsidiaries, to subscribe for shares in the Company.

The total number of shares in respect of which options may be granted under the Scheme is not permitted to exceed the higher of 10% of the shares of the Company in issue at the date of adoption of the Scheme. Unless approved by the shareholders of the Company, the number of shares in respect of which options may be granted to any individual is not permitted to exceed the higher of 1% of the number of shares issued and issuable under the Scheme or any other limit as may be permitted under the Rules Governing the Listing of Securities on the Stock Exchange.

Options granted must be taken up within 30 days of the date of grant, upon payment of HK$1 per grant. Options may be exercised at any time from the date of grant to the 10th anniversary of the date of grant. In each grant of options, the board of directors may at their discretion determine the specific exercise period. The exercise price is determined by the directors of the Company, and will be the highest of (i) the closing price of the Company's share on the date of grant; (ii) the average closing price of the Company's shares for the five business days immediately preceding the date of grant, and (iii) the nominal value of the Company's shares.

The directors and employees of the Company and its subsidiaries are entitled to participate in the Scheme.

At 30th June, 2006, the number of shares in respect of which options were granted under the Scheme and which remained outstanding was approximately 5.41% (2005: nil) of the Company in issue at that date.

27. 以股本為基礎之付款

於二零零二年九月十六日，本公司採納購股權計劃（該「計劃」），旨在為董事及合資格僱員提供獎勵。該計劃將於二零一二年九月十五日屆滿。根據該計劃，本公司董事會可向本公司及／或其附屬公司之僱員（包括執行董事）或顧問授出可認購本公司股份之購股權。

根據該計劃授出之購股權所涉及之股份總數，不得超過採納該計劃當日本公司已發行股份之10%。除非得到公司股東批准，可授予任何個別人士之購股權所涉及之股份數目，不得超過根據該計劃已發行及可發行之股份數目之1%或根據聯交所證券上市規則所容許之任何其他限制（以較高者為準）。

授出之購股權必須於授出日期起計30日內接納，於接納時須繳付1港元。購股權可由授出日期起至授出日期第10週年止期間隨時行使。於授出購股權時，董事會可酌情釐定特定行使期。行使價由本公司董事釐定，並相等於(i)授出日期本公司股份之收市價；(ii)緊接授出日期前五個營業日本公司股份之平均收市價；或(iii)本公司股份之面值（以較高者為準）。

本公司及其附屬公司之董事及僱員均可參與本公司之購股權計劃。

於二零零六年六月三十日，根據購股權計劃在給予日之購股權數目及其餘額約佔本公司發行5.41%（二零零五年：沒有）。

27. SHARE-BASED PAYMENTS (continued) 27. 以股本為基礎之付款（續）

The following table discloses movements of the share options of the Company during the year:

於本年度，本公司購股權的變動詳情如下：

Name of directors 董事姓名	Notes 附註	Date of share options granted 購股權授出日期	Outstanding at 1.7.2004 and 1.7.2005 於二零零四年七月一日及二零零五年七月一日未行使	Granted during the year 於本年度授出	Exercised during the year 於本年度已行使	Lapsed or cancelled during the year 於本年度期滿或註銷	Outstanding at 30.6.2006 於二零零六年六月三十日未行使 HK$ 港元	Exercise price 行使價
Hung Kin Sang, Raymond 洪建生	(1)	25th April, 2006 二零零六年四月二十五日	–	45,611,141	–	–	45,611,141	0.54
Hung Kai Mau, Marcus 洪聯懋	(2)	25th April, 2006 二零零六年四月二十五日	–	3,000,000	–	–	3,000,000	0.54
Total for directors 董事總數			–	48,611,141	–	–	48,611,141	
Employees 員工								
Total for employees 員工總數	(2)	25th April, 2006 二零零六年四月二十五日	–	600,000	–	–	600,000	0.54
Grand total 總和			–	49,211,141	–	–	49,211,141	

Notes:

(1) The exercise period of the share options of the Company granted to Mr. Hung Kin Sang, Raymond is five years from the date of grant. There is no minimum vesting period for the share options of the Company granted to Mr. Hung Kin Sang, Raymond.

(2) The exercise period of the share options of the Company granted to Mr. Hung Kai Mau, Marcus and the employees is three years from the date of grant. Except 50% of the share options granted must be held for at least one year before they can be exercised, there is no minimum vesting period for the remaining 50% share options of the Company granted to Mr. Hung Kai Mau, Marcus and the employees.

附註：

(1) 洪建生先生之股權行使期為期5年（由給予日起計）。其沒有限制行使本公司股權期。

(2) 洪聯懋先生及員工之股權行使期為期3年（由給予日起計）。其中除50%之給予股權須有一年限制行使外，其他50%沒有限制行使本公司股權期。

27. SHARE-BASED PAYMENTS (continued)

27. 以股本為基礎之付款(續)

(3) The closing price of the shares of the Company immediately before the date of grant is HK$0.54.

(3) 給予股權日之前之本公司股份收市價為0.54港元。

(4) The fair values of the share options of the Company were calculated using The Binomial model. The valuation of fair values determination as at 25th April, 2006 was carried out by Sallmanns (Far East) Limited. The inputs into the model were as follows:

(4) 本公司期權公允值乃利用二項式期權定價模式計算。於二零零六年四月二十五日之公允值估值由西門(遠東)有限公司進行。其模式計算數據如下：

		2006 二零零六年 Share options granted to Mr. Hung Kin Sang, Raymond 授予洪建生先生之購股權	2006 二零零六年 Share options granted to Mr. Hung Kai Mau, Marcus and the employees 授予洪繼堅先生及員工之購股權
Closing share price at date of grant	授出日期收市價	HK$0.54	HK$0.54
Exercise price	行使價	HK$0.54	HK$0.54
Expected volatility	預期波幅	98.00%	98.00%
Suboptimal exercise factor	預期行使值	1.50	1.50
Risk-free interest rate	無風險利率	4.54%	4.31%
Expected dividend yield	預期派息率	nil沒有	nil沒有

The suboptimal exercise factor was to account for the early exercise behaviour of the share options granted by the Company.

預期行使值以較早行使本公司給予之購股權之行為計算。

The risk-free rate interest was based on yield of Hong Kong Exchange Fund Note.

無風險利率以香港外匯基金債券回報為基礎。

Expected volatility was determined by using the historical volatility of the Company's share prices in prior five years.

預期波幅決定於本公司過往五年度股價之波幅計算。其預期年期予以調整，以管理層之最佳估計及其轉變能力之影響，行使之限制及行為決定。

The Group recognised expenses of HK$8,233,000 for the year ended 30th June, 2006 (2005: nil) in relation to the share options granted by the Company, in which HK$8,170,000 (2005: nil) was related to options granted to the Group's directors and shown as directors' remuneration, and the remaining balance represented share options expenses for employees and shown as staff costs.

於二零零六年六月三十日止年度，本集團就股權給予本公司董事及員工確認之支出為8,233,000港元(二零零五年：沒有)，其中8,170,000港元(二零零五年：沒有)已在董事酬金列示。其餘支出為給予員工已在員工支出列示。

28. TREASURY SHARES

28. 庫存股份

		Number of treasury shares 庫存股份數目	Amount 金額 HK$'000 千港元
Balance at 1st July, 2004 and 30th June, 2005	於二零零四年七月一日及二零零五年六月三十日之結餘	48,329,000	12,546
Disposals during the year	於本年度出售	(14,000,000)	(3,635)
Balance at 30th June, 2006	於二零零六年六月三十日之結餘	34,329,000	8,911

Treasury shares represent ordinary shares of the Company held by iQuorum before iQuorum became a subsidiary of the Company in 1995. During the year, a total of 14,000,000 treasury shares were disposed of by iQuorum on the Stock Exchange for an aggregate consideration of HK$6,257,000. The consideration received were recognised directly in equity in the year.

庫存股份指盈聯網絡於一九九五年成為本公司附屬公司之前持有之本公司普通股。於本年度，盈聯網絡於聯交所出售總數14,000,000庫存股份，總代價為6,257,000港元，所收到之代價於本年度權益中直接確認。

In the opinion of the directors of the Company, these treasury shares are held for long-term purpose.

董事認為，該等庫存股份乃長期持有。

29. DEFERRED TAXATION

29. 遞延稅項

The following are the major deferred tax liabilities (assets) recognised by the Group and movements thereon during the current and prior years:

於本年度及過往年度，本集團確認之主要遞延稅項負債(資產)及其變動如下：

		Accelerated tax depreciation 加速稅項折舊 HK$'000 千港元	Tax losses 稅項虧損 HK$'000 千港元	Total 總計 HK$'000 千港元
At 1st July, 2004	於二零零四年七月一日	359	(224)	135
Credit to the income statement	收益表之進賬	(105)	(30)	(135)
At 30th June, 2005	於二零零五年六月三十日	254	(254)	-
Charge (credit) to the income statement	收益表之撥入(進賬)	4,880	(4,880)	-
At 30th June, 2006	**於二零零六年六月三十日**	**5,134**	**(5,134)**	-

At 30th June, 2006, the Group had unused tax losses of HK$310,579,000 (2005: HK$328,612,000) available for offset against future profits. A deferred tax asset of the Group has been recognised in respect of HK$29,337,000 (2005: HK$1,451,000) of such losses. No deferred tax asset was recognised in respect of the remaining HK$281,242,000 (2005: HK$327,161,000) due to the unpredictability of future profit streams. The tax losses may be carried forward indefinitely.

於二零零六年六月三十日，本集團有未動用稅項虧損310,579,000港元(二零零五年：328,612,000港元)，可抵銷將來溢利。就上述虧損29,337,000港元(二零零五年：1,451,000港元)，本集團之遞延稅項資產已予確認。就餘下281,242,000港元(二零零五年：327,161,000港元)，並無遞延稅項資產予以確認，因將來溢利流存有不明朗因素。稅項虧損可無限期結轉。

30. OPERATING LEASE COMMITMENTS 30. 經營租約承擔

The Group as lessee 本集團為承租人

		2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元
Minimum lease payments paid in respect of properties under operating leases	經營租約物業之最低已付租金	**3,317**	2,157

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of rented premises which fall due as follows:

於結算日，本集團就租賃物業之不可註銷經營租約須支付之未來最低租金如下：

		2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元
Within one year	一年內	**2,687**	2,091
In the second to fifth year inclusive	第二至第五年（包括首尾兩年）	**4,372**	1,652
Over five years	超過五年	**3,740**	–
		10,799	3,743

Operating lease payments represent rentals payable by the Group for certain of its offices and warehouse premises. The average lease term is three to five years. Rentals are fixed and no arrangements has been entered into for contingent rental payments.

經營租約付款指本集團若干寫字樓及貨倉物業應付之租金。租約平均租期為三至五年。租金為固定且並無就或然租金付款訂立安排。

31. OPERATING LEASE ARRANGEMENTS 31. 經營租約安排

The Group as lessor 本集團為出租人

At the balance sheet date, the Group had contracted with tenants for future minimum lease payments, which represent rentals receivable by the Group for its investment properties, under non-cancellable operating leases which fall due as follows:

於結算日，本集團就其投資物業之應收租金乃根據不可註銷經營租約之最低租金收入如下：

		2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元
Within one year	一年內	**5,550**	7,490
In the second to fifth year inclusive	第二至第五年（包括首尾兩年）	**2,148**	3,915
		7,698	11,405

The properties held have committed tenants with rental fixed for terms ranging from two to five years.

有合約租客之持有物業（固定租金）之固定期約由兩年至五年。

32. CAPITAL COMMITMENTS 32. 資本承擔

		2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元
Capital expenditure in respect of the acquisition of property, plant and equipment contracted for but not provided in the consolidated financial statements	已簽約但未在綜合財務報表撥備之有關物業、廠房及設備之資本承擔	**226,344**	–

33. DISPOSAL OF SUBSIDIARIES

On 27th June, 2006, the Group disposed of its 60% equity interest in Danshui for HK$61,956,000. Deposits of HK$28,302,000 were received in the year ended 30th June, 2005 and the remaining balance of the consideration will be received in the coming year.

On 30th June, 2005, the Group disposed of its entire interest in Applied Properties (Jiang Men) Limited S.A. and its subsidiary for a consideration of HK$12,705,000.

The net assets of these disposed subsidiaries at the date of disposal were as follows:

33. 出售附屬公司

於二零零六年六月二十七日，本集團出售其於淡水之60%權益，總代價為61,956,000港元。其按金28,302,000港元已於二零零五年六月三十日止年度收到，代價餘額將於下一年度收到。

於二零零五年六月三十日，本集團出售其於Applied Properties (Jiang Men) Limited S.A.及其子公司之全部權益，代價為12,705,000港元。

於出售日期出售附屬公司之淨資產如下：

		2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元
Net assets disposed of:	淨資產出售：		
Interest on a leasehold	租賃權益	**128,003**	–
Property, plant and equipment	物業、廠房及設備	–	13,155
Trade and other receivables	貿易及其他應收款項	**110**	2
Trade and other payables	貿易及其他應付款項	**(25)**	–
		128,088	13,157
Release of translation reserve	撥回滙兑儲備	**2,564**	(29)
Release of capital reserve	撥回資本儲備	–	6,329
Minority interests	少數股東權益	**(68,635)**	–
Loss on disposal of subsidiaries	出售附屬公司之虧損	**(61)**	(6,752)
Consideration	代價	**61,956**	12,705
Represented by:	以下列方式支付：		
Cash	現金	–	12,705
Other receivables	其他應收款項	**33,654**	–
Deposits received	已收按金	**28,302**	–
		61,956	12,705

33. DISPOSAL OF SUBSIDIARIES (continued) 33. 出售附屬公司(續)

Analysis of net inflow of cash and cash equivalents in respect of the disposal of subsidiaries:

有關出售附屬公司之現金及現金等價物流出淨額之分析：

		2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元
Cash consideration received	已收之現金代價	-	12,705

The subsidiaries disposed of during the year ended 30th June, 2006 and 30th June, 2005 did not contribute significantly to the turnover or operating results for that year to the Group.

本年度出售之附屬公司對本集團二零零六年六月三十日止年度及二零零五年六月三十日止年度之營業額及經營業績沒有帶來貢獻。

34. MAJOR NON-CASH TRANSACTION 34. 主要非現金交易

During the year, the Group entered into a finance lease arrangement in respect of the acquisition of assets with a total capital value at the inception of the lease of HK$6,406,000 (2005: HK$2,128,000).

本集團於年內就收購一項於融資租約開始時資本總值為6,406,000港元(二零零五年：2,128,000港元)之資產而訂立一項融資租約。

35. PLEDGE OF ASSETS 35. 資產抵押

At 30th June, 2006, the Group pledged its investment properties, prepaid lease payments, property, plant and equipment and bank deposits amounting to HK$178,750,000 (2005: HK$275,800,000), HK$216,000 (2005: HK$222,000 as restated), HK$1,398,000 (2005: HK$1,530,000 as restated) and HK$3,059,000 (2005: HK$2,969,000), respectively, to secure general banking facilities granted to the Group.

於二零零六年六月三十日，本集團以其投資物業、預付租賃付款、物業、廠房及設備及銀行存款的價值分別為178,750,000港元(二零零五年：275,800,000港元)、216,000港元(二零零五年：222,000港元(經重列))、1,398,000港元(二零零五年：1,530,000(經重列))及3,059,000港元(二零零五年：2,969,000港元)作抵押為本集團獲授一般銀行信貸之擔保。

36. POST BALANCE SHEET EVENTS

The followings significant events took place after 30th June, 2006:

(a) Pursuant to a resolution passed at a special general meeting of the Company held on 28th September, 2006, the name of the Company was changed from Applied International Holdings Limited 實力國際集團有限公司 to **Applied Development Holdings Limited 實力建業集團有限公司**.

(b) On 11th August, 2006, Quorum Island (BVI) Limited ("Quorum"), Applied Toys Limited ("Applied Toys") and Applied Enterprises Limited ("Applied Enterprises"), which are the immediate holding companies of Quorum and the wholly owned subsidiaries of the Company, entered into an agreement with InterIsle Holdings Limited ("InterIsle"), a company incorporated in the British Virgin Islands, for the repurchase of 50% equity interest in Quorum held by Applied Enterprises and Applied Toys. The Group agreed to receive US$30 million (equivalent to approximately HK$234,000,000) for the repurchase of 50% of the equity interest held by Applied Enterprises and Applied Toys in Quorum and repayment of indebtedness owed by Quorum to the Group. In addition, InterIsle will subscribe 50% equity interest in Quorum for a consideration of US$21 million (equivalent to approximately HK$163,800,000).

36. 結算日後事項

二零零六年六月三十日後發生以下重大事項：

(a) 根據二零零六年九月二十八日召開之本公司股東特別大會上通過之一項決議案，本公司名稱由「實力國際集團有限公司」更改為「**實力建業集團有限公司**」。

(b) 於二零零六年八月十一日，Quorum Islands (BVI) Limited（「Quorum」）、Applied Toys Limited（「Applied Toys」）及Applied Enterprises Limited（「Applied Enterprises」）（該等公司均為Quorum之直接控股公司及本公司之全資附屬公司）與一家於英屬處女群島註冊成立之公司InterIsle Holdings Limited（「InterIsle」）訂立一項協議，以購回Applied Enterprises及Applied Toys於Quorum所持有之50%股權。本集團同意收取30,000,000美元（約相等於234,000,000港元），作為購回Applied Enterprises及Applied Toys於Quorum所持有之50%股權及償還Quorum欠本集團負債之代價。另外，InterIsle將認購Quorum之50%股權，代價為21,000,000美元（約相等於163,800,000港元）。

36. POST BALANCE SHEET EVENTS (continued)

The transaction is expected to be completed by 30th November, 2006 and Quorum will be held as to 50% by the Group and InterIsle, respectively, upon the completion of the deemed disposal of 50% equity interest of Quorum and result in a joint venture arrangement. Based on the latest available information, the estimated gain on disposal would approximate to US$20.95 million (equivalent to approximately HK$163.41 million).

36. 結算日後事項(續)

該交易預期於二零零六年十一月三十日完成，於視作出售50% Quorum股權及其後之合營安排完成後，本集團及InterIsle將分別於Quorum持有50%股權。根據最新資料，其估計出售收益約為20,950,000美元(相等於約163,410,000港元)。

37. RELATED PARTY DISCLOSURES

(a) Transactions

At 30th June, 2006, two directors of the Company, had outstanding joint and several guarantees, issued in favour of a bank in respect of credit facilities granted by the bank to a subsidiary amounting to HK$19,744,000 (2005: HK$21,202,000).

At 30th June, 2006, a minority shareholder of Wideland Electronics Limited ("Wideland"), which is a 51% owned subsidiary of the Company, had outstanding guarantee, issued in respect of lessors of the leased assets under finance leases arrangement of the Group with an aggregate amount of HK$643,000 (2005: HK$175,000).

At 30th June, 2006, banking facilities granted to the Group of HK$15,058,000 (2005: HK$12,649,000) were also secured by personal guarantee from and properties owned by the minority shareholder of Wideland.

37. 關連人士披露

(a) 交易

於二零零六年六月三十日，本公司兩名董事就銀行向附屬公司提供信貸而向該銀行共同及個別作出未解除擔保約19,744,000港元(二零零五年：21,202,000港元)。

於二零零六年六月三十日，本公司之51%附屬公司威能電子有限公司(「威能」)之少數股東已就本集團之融資租約資產安排作出保證承擔，其金額為643,000港元(二零零五年：175,000港元)。

於二零零六年六月三十日，以威能少數股東個人承擔及其持有之物業作為本集團之銀行信貸額抵押，其金額為15,058,000港元(二零零五年：12,649,000港元)。

37. RELATED PARTY DISCLOSURES (continued)

(a) Transactions (continued)

At 30th June, 2006, Wideland had outstanding corporate guarantee, issued in favour of a bank in respect of credit facilities granted by the bank to a related company amounting to HK$2,120,000 (2005: HK$2,120,000). The minority shareholder of Wideland was interested in this transaction as a sole proprietor of the related company.

During the year ended 30th June, 2006, the Group paid rental expenses of approximately HK$384,000 (2005: HK$384,000) for premises owned by the minority shareholder of Wideland.

(b) The remuneration of directors and other members of key management during the year was as follows:

37. 關連人士披露(續)

(a) 交易(續)

於二零零六年六月三十日，威能對銀行以公司承擔2,120,000港元(二零零五年：2,120,000港元)作為一有關連公司之信貸額。威能之少數股東為該關連公司之經營人。

截至二零零六年六月三十日期間，本集團就該物業持有之由威能少數股東已付租約支出約為384,000港元(二零零五年：384,000港元)。

(b) 於本年度，董事及管理層其他成員酬金如下：

		2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元
Short-term benefits	短期利益	**9,434**	7,956
Other long-term benefits	其他長期利益	**60**	39
Share-based payments	以股份為基礎之付款	**8,233**	–
		17,727	7,995

The remuneration of directors and key executives is determined by the remuneration committee of the Company having regard to the performance of individuals and market trends.

本公司薪酬委員會根據個人表現及市場趨勢議定董事及主要行政人員之薪酬。

38. BALANCE SHEET OF THE COMPANY 38. 本公司資產負債表

		Notes 附註	2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元
Non-current assets	非流動資產			
Interests in subsidiaries	附屬公司權益		**77,549**	77,549
Available-for-sale investments	可供銷售投資		**24,955**	–
Other securities	其他證券		–	6,820
			102,504	84,369
Current assets	流動資產			
Trade and other receivables	貿易及其他應收款項		**540**	675
Amounts due from subsidiaries	應收附屬公司款項	(a)	**186,987**	162,395
Bank balances and cash	銀行結餘及現金		**34,722**	17,038
			222,249	180,108
Current liabilities	流動負債			
Trade and other payables	貿易及其他應付款項		**1,398**	29,672
Amounts due to subsidiaries	應付附屬公司款項	(b)	**177,400**	–
Bank and other borrowings	銀行及其他借款		–	18,449
			178,798	48,121
Net current assets	流動資產淨額		**43,451**	131,987
			145,955	216,356
Capital and reserves	資本及儲備			
Share capital	股本		**9,100**	9,372
Reserves	儲備	(c)	**136,855**	134,915
			145,955	144,287
Non-current liability	非流動負債			
Amounts due to subsidiaries	應付附屬公司款項	(b)	–	72,069
			145,955	216,356

38. BALANCE SHEET OF THE COMPANY (continued)

38. 本公司資產負債表(續)

Notes:

附註：

(a) The amounts due from subsidiaries as at 30th June, 2006 are unsecured, interest-free and repayable on demand.

At 30th June, 2005, the amounts due from subsidiaries were unsecured and interest-free. The directors of the Company reassessed terms of repayment of the amounts and reclassified the amounts from non-current to current in nature.

(a) 於二零零六年六月三十日，應收附屬公司款項乃無抵押、免息及按通知償還。

於二零零五年六月三十日，應收附屬公司款項乃無抵押、免息。本公司董事已重新估計還款條件，所以由非流動分類為流動性質。

(b) The amounts due to subsidiaries as at 30th June, 2006 are unsecured, interest-free and repayable on demand.

At 30th June, 2005, the amounts due to subsidiaries were unsecured, interest-free and would not be repayable within twelve months from the balance sheet date. Accordingly, they were classified as non-current.

(b) 於二零零六年六月三十日，應付附屬公司款項乃無抵押、免息及按通知償還。

於二零零五年六月三十日，應付附屬公司款項乃無抵押、免息及於資產負債表結算日起計十二個月內不需要償還，因此，有關借款已列作非流動性質。

(c) Reserves

(c) 儲備

		Shares premium account 股份溢價賬 HK$'000 千港元	Share options reserve 購股權儲備 HK$'000 千港元	Investment revaluation reserve 投資重估儲備 HK$'000 千港元	Capital redemption reserve 資本贖回儲備 HK$'000 千港元	Contributed surplus 實繳盈餘 HK$'000 千港元 (Note) (附註)	Accumulated losses 累計虧損 HK$'000 千港元	Total 合計 HK$'000 千港元
At 1st July, 2004	於二零零四年七月一日	1	-	(941)	10,892	204,610	(75,879)	138,683
Surplus on revaluation of other securities	其他證券之重估盈餘	-	-	735	-	-	-	735
Realised on disposal of other securities	出售其他證券變現	-	-	557	-	-	-	557
Loss for the year	本年度虧損	-	-	-	-	-	(4,256)	(4,256)
Repurchase of own shares	購回本身股份	-	-	-	39	-	(843)	(804)
At 30th June, 2005	於二零零五年六月三十日	1	-	351	10,931	204,610	(80,978)	134,915
Loss on fair value changes of available-for-sale investments	可供出售投資公允值改變之虧損	-	-	(242)	-	-	-	(242)
Realised on disposal of available-for-sale investments	出售可供出售投資變現	-	-	(351)	-	-	-	(351)
Profit for the year	本年度溢利	-	-	-	-	-	5,366	5,366
Repurchase of own shares	購回本身股份	-	-	-	272	-	(11,338)	(11,066)
Recognition of equity-settled share-based payment expenses	以股本支付以股份為基礎之付款支出	-	8,233	-	-	-	-	8,233
At 30th June, 2006	於二零零六年六月三十日	1	8,233	(242)	11,203	204,610	(86,950)	136,855

Note:

The contributed surplus of the Company arised from the cancellation of share premium account of the Company pursuant to a special resolution passed by the Company on 22nd February, 1999.

附註：

根據一九九九年二月二十二日本公司通過之一項特別決議案，本公司取消股份溢價賬因而產生了實繳盈餘。

39. PARTICULARS OF SUBSIDIARIES 39. 附屬公司詳情

Particulars of the principal subsidiaries at 30th June, 2006 are as follows:

主要附屬公司於二零零六年六月三十日之詳情如下：

Name of subsidiary 附屬公司名稱	Place of incorporation or registration/ operation 註冊成立或登記／營業地點	Nominal value of issued and paid up share capital/ registered capital 已發行及繳足股本／註冊資本面值	Proportion of issued share capital/registered capital held by the Company 本公司持有已發行股本／註冊資本比例 (Note a) (附註a)	Principal activities 主要業務
AEL (Bahamas) Limited	Bahamas/PRC 巴哈馬群島／中國	Ordinary US$5,000 Redeemable preference US$300 普通股5,000美元 可贖回優先股300美元	100%	Property holding 持有物業
Applied Electronics Limited 實力電子有限公司	Hong Kong 香港	Ordinary HK$86,000,000 普通股86,000,000港元	100%	Investment holding 投資控股
Applied Electronics (Bahamas) Limited	Bahamas 巴哈馬群島	Ordinary US$5,000 Redeemable preference US$300 普通股5,000美元 可贖回優先股300美元	100%	Investment holding 投資控股
Applied Enterprises Limited	Hong Kong 香港	Ordinary HK$10,000 普通股10,000港元	100%	Property, plant and equipment holding 持有物業、廠房及設備
Applied International Limited	Hong Kong 香港	Ordinary HK$1,000,000 普通股1,000,000港元	100%	Property holding 持有物業
Applied Toys Limited	Hong Kong 香港	Ordinary HK$10,000 普通股10,000港元	100%	Property, plant and equipment holding 持有物業、廠房及設備

39. PARTICULARS OF SUBSIDIARIES (continued) 39. 附屬公司詳情(續)

Name of subsidiary 附屬公司名稱	Place of incorporation or registration/ operation 註冊成立或登記/營業地點	Nominal value of issued and paid up share capital/ registered capital 已發行及繳足股本/註冊資本面值	Proportion of issued share capital/registered capital held by the Company 本公司持有已發行股本/註冊資本比例 (Note a) (附註a)	Principal activities 主要業務
Data Pen Limited 資科筆有限公司	Hong Kong 香港	Ordinary HK$10,000 普通股10,000港元	100%	Property, plant and equipment holding 持有物業、廠房及設備
Incar Electronics Limited	Hong Kong 香港	Ordinary HK$7,545,000 普通股7,545,000港元	100%	Property investment 物業投資
iQuorum Cybernet Limited ("iQuorum") 盈聯網絡有限公司(「盈聯網絡」)	Hong Kong 香港	Ordinary HK$574,630,911 普通股574,630,911港元	100%	Investment holding 投資控股
盈聯多科技企業(深圳)有限公司 (Quorum Electronics (Shenzhen) Co., Ltd.) (Note b)	PRC 中國	Registered capital HK$10,000,000 註冊資本10,000,000港元	100%	Property, plant and equipment holding 持有物業、廠房及設備
Quorum Island (BVI) Ltd.	British Virgin Islands 英屬處女群島	Ordinary US$10,000 普通股10,000美元	100%	Resort and property development 渡假村及物業發展
RJP International Limited 鴻運電子國際有限公司	Hong Kong 香港	Ordinary HK$500,000 普通股500,000港元	100%	Provision of management services and property, plant and equipment holding 提供管理服務,持有物業、廠房及設備
Sound Collection Limited	Hong Kong 香港	Ordinary HK$2 普通股2港元	100%	Property, plant and equipment holding 持有物業、廠房及設備

39. PARTICULARS OF SUBSIDIARIES (continued) 39. 附屬公司詳情(續)

Name of subsidiary 附屬公司名稱	Place of incorporation or registration/ operation 註冊成立或登記/營業地點	Nominal value of issued and paid up share capital/ registered capital 已發行及繳足股本/註冊資本面值	Proportion of issued share capital/registered capital held by the Company 本公司持有已發行股本/註冊資本比例 (Note a) (附註a)	Principal activities 主要業務
Tronicwatch Limited 電子時計有限公司	Hong Kong 香港	Ordinary HK$10,000 普通股10,000港元	100%	Property investment 物業投資
Wideland Electronics Limited 威能電子有限公司	Hong Kong 香港	Ordinary HK$200,000 普通股200,000港元	51%	Manufacturing and trading of electronic products 製造及買賣電子產品

Notes:

(a) The above principal subsidiaries are indirectly held by the Company, with the exception of Applied Electronics Limited and iQuorum.

(b) This PRC subsidiary is a wholly foreign owned enterprise established in the PRC.

None of the subsidiaries had any debt securities outstanding at the end of the year, or at any time during the year.

The above list includes the subsidiaries of the Company which, in the opinion of the directors, principally affected the results of the year or assets and liabilities of the Group. To give details of all other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

附註：

(a) 除實力電子有限公司及名聯網絡外，上述主要附屬公司由本公司間接擁有。

(b) 該中國附屬公司為於中國成立之全外資企業。

於本年度年結及本年度任何時間，各附屬公司均無任何尚未償還之債務證券。

上列附屬公司為董事認為對本集團年內業績或資產及負債有主要影響之公司。董事認為，列出所有其他附屬公司之詳情將使篇幅過於冗長。

40. RETIREMENT BENEFIT SCHEME

The Group operates a defined contribution retirement scheme (the "Defined Contribution Scheme") for certain qualifying employees. The assets of the Defined Contribution Scheme are held separately from those of the Group in funds under the control of trustees.

The retirement benefits cost of the Defined Contribution Scheme charged to the income statement represents contributions payable to the fund by the Group at rates specified in the rules of the scheme. Where there are employees who leave the scheme prior to vesting fully in the contribution, the contributions payable by the Group are reduced by the amount of forfeited contributions.

At the balance sheet date, there was no significant forfeited contributions which arose upon employees leaving the Defined Contribution Scheme and which was available to reduce the contributions payable in future years.

With effective from 1st December, 2000, the Group has also joined a mandatory provident fund scheme (the "MPF Scheme") for all other qualifying employees. The MPF Scheme is registered with the Mandatory Provident Fund Scheme Authority under the Mandatory Provident Fund Scheme Ordinance. The assets of the MPF Scheme are held separately from those of the Group in funds under the control of an independent trustee. Under the rules of the MPF Scheme, the employer and its employees are each required to make contributions to the MPF Scheme at rates specified in the rules. The only obligation of the Group with respect to the MPF Scheme is to make the required contributions under the scheme. No forfeited contribution is available to reduce the contributions payable in future years.

The retirement benefits cost of the MPF Scheme charged to the income statement represents contributions payable to the fund by the Group at rates specified in the rules of the MPF Scheme.

40. 退休福利計劃

本集團為若干合資格僱員實行定額供款退休計劃(「定額供款計劃」)。定額供款計劃之資產與本集團之資產分開，由受託人管理之基金持有。

在收益表扣除之定額供款計劃退休福利成本指本集團按計劃規則指定之比率應付予基金之供款。倘僱員於全數享有供款前退出計劃，則本集團將以沒收之供款扣減應付之供款。

於結算日，概無因僱員退出定額供款計劃而產生之重大已沒收供款可供扣減日後應付之供款。

由二零零零年十二月一日起，本集團已為所有其他合資格僱員加入強制性公積金計劃(「強積金計劃」)。強積金計劃乃根據強制性公積金計劃條例於強制性公積金管理局註冊。強積金計劃之資產乃與本集團之資產分開，由獨立受託人管理之基金持有。根據強積金計劃之規則，僱主及其僱員須按規例指定之比率向強積金計劃供款。本集團於強積金計劃之唯一責任為根據計劃作出規定之供款。概無已放棄之供款可用作扣減未來數年之供款。

強積金計劃之退休福利成本已於收益表扣除，即本集團按強積金計劃規則指定之比率向基金支付供款。

Financial Summary 財務概要

RESULTS 業績

		Year ended 30th June, 截至六月三十日止年度				
		2002 二零零二年 HK$'000 千港元	2003 二零零三年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元	**2006 二零零六年 HK$'000 千港元**
TURNOVER	營業額	191,895	125,866	104,070	105,295	**107,634**
(LOSS) PROFIT BEFORE TAXATION	除稅前(虧損)溢利	(39,948)	(220,803)	90,258	100,124	**10,760**
TAXATION	稅項	(182)	2,863	(421)	2,665	**(808)**
(LOSS) PROFIT FOR THE YEAR	本年度(虧損)溢利	(40,130)	(217,940)	89,837	102,789	**9,952**
ATTRIBUTABLE TO:	應佔：					
EQUITY HOLDERS OF THE PARENT	母公司股權持有人	(27,917)	(167,386)	96,481	103,525	**10,757**
MINORITY INTERESTS	少數股東權益	(12,213)	(50,554)	(6,644)	(736)	**(805)**
		(40,130)	(217,940)	89,837	102,789	**9,952**

ASSETS AND LIABILITIES 資產及負債

		At 30th June, 於六月三十日				
		2002 二零零二年 HK$'000 千港元	2003 二零零三年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元	**2006 二零零六年 HK$'000 千港元**
TOTAL ASSETS	資產總值	729,220	497,690	479,050	600,530	**498,759**
TOTAL LIABILITIES	負債總額	(215,176)	(220,726)	(129,973)	(130,461)	**(59,240)**
		514,044	276,964	349,077	470,069	**439,519**
EQUITY ATTRIBUTABLE TO HOLDERS OF THE PARENT	母公司股權持有人應佔權益	351,139	171,616	278,043	399,771	**438,661**
MINORITY INTERESTS	少數股東權益	162,905	105,348	71,034	70,298	**858**
		514,044	276,964	349,077	470,069	**439,519**

Particulars of Major Properties 主要物業詳情

Particulars of investment properties held by the Group at 30th June, 2006 are as follows:

本集團於二零零六年六月三十日持有之投資物業詳情載列如下：

Name/location 名稱／地點		Lease expiry 租約屆滿年份	Type 類型	Effective % held 實際持有百分比
Hong Kong	**香港**			
Units 4203-4 on 42nd Floor, Far East Finance Centre, 16 Harcourt Road, Admiralty, Hong Kong	香港金鐘夏慤道16號遠東金融中心42樓4203-4室	2055 二零五五年	C	100
Room 1206-7, Leader Industrial Centre, 57-59 Au Pui Wan St., Fo Tan, Shatin, New Territories	新界沙田火炭坳背灣街57-59號利達工業中心1206-7室	2047 二零四七年	C	51
Flat A on 1st Floor, Flat B on 1st Floor, 2nd Floor, 3rd Floor, the roof and carpark Nos. 1, 2, 3, 4, 5 and 7, Severn Villa, No. 3, Severn Road, The Peak, Hong Kong	香港山頂施勳道3號施勳別墅1樓A室、1樓、2樓、3樓B室、平台及停車位1、2、3、4、5及7號	2070 二零七零年	C	100
The People's Republic of China (excluding Hong Kong)	**中華人民共和國（不包括香港）**			
Level 1 & 2 No. 42, Zhan Qian Road, Zi Pian B Qu, Guangdong Province	廣東省自編B區站前路一樓及二樓42室	2042 二零四二年	C	100
A site at Ping Hu Town, Baoan County, Shenzhen, Guangdong Province	位於廣東省深圳寶安縣平湖鎮之地盤	2041 二零四一年	C	100

Particulars of Major Properties 主要物業詳情

Particulars of properties held for development by the Group at 30th June, 2006 are as follows:

本集團於二零零六年六月三十日持作發展之物業詳情載列如下：

Name/location 名稱／地點	Lease expiry 租約屆滿年份	Type 類型	Gross area 總面積	Effective % held 實際持有百分比	Stage of completion 竣工階段	Anticipated completion 預期竣工
The British Virgin Islands 英屬處女群島						
Block #3840A Parcel #4,8 Block #3838A Parcel #1,7 Block #3640A Parcel #9 Beef Island, Bellamy Cay and Little Cay	Freehold 永久業權	R/C	660 acres* 660 英畝*	100	Finalisation with master plan of development 落實發展總規劃方案	2012 二零一二年

Type of properties: R – residential
C – commercial

物業類型： R一住宅
C一商用

* Areas for properties represent site areas

* 物業面積指地盤面積

Matter Breakdown Summary for the period 1/2/2004 to 29/2/2004

CA Pacific Securities Limited, CA Pacific Finance Limited (both in Liquidation), Litigation commenced by Yu Man

Fee Earner	LC17	LF04	LF06	LS02	LT02	LT17	LT18	Grand Total
David Goh	-	-	11,700.00	-	-	-	-	11,700.00
Doron Karliner	33,120.00	360.00	1,080.00	360.00	28,440.00	360.00	7,200.00	70,920.00
Peter So	-	-	4,900.00	-	-	-	-	4,900.00
Sam Tung	480.00	-	-	-	-	720.00	-	1,200.00
Sunny Ho	-	-	-	-	600.00	-	-	600.00
Willy Chiang	-	-	-	-	640.00	-	-	640.00
Grand Total	**33,600.00**	**360.00**	**17,680.00**	**360.00**	**29,680.00**	**1,080.00**	**7,200.00**	**89,960.00**

Time Breakdown Summary for the period 1/2/2004 to 29/2/2004

CA Pacific Securities Limited, CA Pacific Finance Limited (both in liquidation), Litigation commenced by Yu Man

Fee Earner: **Doron Karliner**

Date	LC17	LF04	LF06	LS02	LT02	LT17	LT18	Grand Total
2/2/2004	-	-	720.00	-	5,760.00	-	-	6,480.00
3/2/2004	2,520.00	-	-	-	6,480.00	-	1,080.00	10,080.00
4/2/2004	-	-	-	-	12,240.00	-	-	12,240.00
5/2/2004	360.00	-	-	-	3,600.00	-	-	3,960.00
6/2/2004	-	-	-	-	-	-	6,120.00	6,120.00
9/2/2004	-	-	-	-	360.00	-	-	360.00
10/2/2004	360.00	360.00	-	-	-	-	-	720.00
12/2/2004	4,320.00	-	-	-	-	-	-	4,320.00
13/2/2004	4,320.00	-	-	-	-	-	-	4,320.00
14/2/2004	13,680.00	-	-	-	-	-	-	13,680.00
16/2/2004	4,680.00	-	360.00	-	-	360.00	-	5,400.00
17/2/2004	2,880.00	-	-	-	-	-	-	2,880.00
25/2/2004	-	-	-	360.00	-	-	-	360.00
Grand Total	**33,120.00**	**360.00**	**1,080.00**	**360.00**	**28,440.00**	**360.00**	**7,200.00**	**70,920.00**

Time Breakdown Summary for the period 1/2/2004 to 29/2/2004

CA Pacific Securities Limited, CA Pacific Finance Limited (both in liquidation), Litigation commenced by Yu Man

Fee Earner: **David Goh**

Date	LF06	Grand Total
11/2/2004	6,500.00	6,500.00
13/2/2004	2,080.00	2,080.00
17/2/2004	2,600.00	2,600.00
19/2/2004	520.00	520.00
Grand Total	**11,700.00**	**11,700.00**

Time Breakdown Summary for the period 1/2/2004 to 29/2/2004

CA Pacific Securities Limited, CA Pacific Finance Limited (both in liquidation), Litigation commenced by Yu Man

Fee Earner: **Sam Tung**

Date	LC17	LT17	Grand Total
16/2/2004	-	720.00	720.00
27/2/2004	480.00	-	480.00
Grand Total	**480.00**	**720.00**	**1,200.00**

Time Breakdown Summary for the period 1/2/2004 to 29/2/2004

CA Pacific Securities Limited, CA Pacific Finance Limited (both in liquidation), Litigation commenced by Yu Man

Fee Earner: **Peter So**

Date	LF06	Grand Total
13/2/2004	560.00	560.00
16/2/2004	980.00	980.00
18/2/2004	140.00	140.00
26/2/2004	1,400.00	1,400.00
27/2/2004	1,820.00	1,820.00
Grand Total	**4,900.00**	**4,900.00**

Time Breakdown Summary for the period 1/2/2004 to 29/2/2004

CA Pacific Securities Limited, CA Pacific Finance Limited (both in liquidation), Litigation commenced by Yu Man

Fee Earner: **Sunny Ho**

Date	LT02	Grand Total
6/2/2004	450.00	450.00
10/2/2004	150.00	150.00
Grand Total	**600.00**	**600.00**

Time Breakdown Summary for the period 1/2/2004 to 29/2/2004

CA Pacific Securities Limited, CA Pacific Finance Limited (both in liquidation), Litigation commenced by Yu Man

Fee Earner: **Willy Chiang**

Date	LT02	Grand Total
4/2/2004	440.00	440.00
11/2/2004	200.00	200.00
Grand Total	**640.00**	**640.00**

Matter Breakdown Summary for the period 1/2/2004 to 29/2/2004

CA Pacific Securities Limited, CA Pacific Finance Limited (both in liquidation), Litigation commenced by Yu Man

Fee Earner	LC17	LF04	LF06	LS02	LT02	LT17	LT18	Grand Total
David Goh	0.0	0.0	4.5	0.0	0.0	0.0	0.0	4.5
Doron Karliner	9.2	0.1	0.3	0.1	7.9	0.1	2.0	19.7
Peter So	0.0	0.0	3.5	0.0	0.0	0.0	0.0	3.5
Sam Tung	0.2	0.0	0.0	0.0	0.0	0.3	0.0	0.5
Sunny Ho	0.0	0.0	0.0	0.0	0.4	0.0	0.0	0.4
Willy Chiang	0.0	0.0	0.0	0.0	1.6	0.0	0.0	1.6
Grand Total	**9.4**	**0.1**	**8.3**	**0.1**	**9.9**	**0.4**	**2.0**	**30.2**

Time Breakdown Summary for the period 1/2/2004 to 29/2/2004

CA Pacific Securities Limited, CA Pacific Finance Limited (both in liquidation), Litigation commenced by Yu Man

Fee Earner: Doron Karliner

Date	LC17	LF04	LF06	LS02	LT02	LT17	LT18	Grand Total
2/2/2004	0.0	0.0	0.2	0.0	1.6	0.0	0.0	1.8
3/2/2004	0.7	0.0	0.0	0.0	1.8	0.0	0.3	2.8
4/2/2004	0.0	0.0	0.0	0.0	3.4	0.0	0.0	3.4
5/2/2004	0.1	0.0	0.0	0.0	1.0	0.0	0.0	1.1
6/2/2004	0.0	0.0	0.0	0.0	0.0	0.0	1.7	1.7
9/2/2004	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.1
10/2/2004	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.2
12/2/2004	1.2	0.0	0.0	0.0	0.0	0.0	0.0	1.2
13/2/2004	1.2	0.0	0.0	0.0	0.0	0.0	0.0	1.2
14/2/2004	3.8	0.0	0.0	0.0	0.0	0.0	0.0	3.8
16/2/2004	1.3	0.0	0.1	0.0	0.0	0.1	0.0	1.5
17/2/2004	0.8	0.0	0.0	0.0	0.0	0.0	0.0	0.8
25/2/2004	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.1
Grand Total	**9.2**	**0.1**	**0.3**	**0.1**	**7.9**	**0.1**	**2.0**	**19.7**

Time Breakdown Summary for the period 1/2/2004 to 29/2/2004

CA Pacific Securities Limited, CA Pacific Finance Limited (both in liquidation), Litigation commenced by Yu Man

Fee Earner: David Goh

Date	LF06	Grand Total
11/2/2004	2.5	2.5
13/2/2004	0.8	0.8
17/2/2004	1.0	1.0
19/2/2004	0.2	0.2
Grand Total	**4.5**	**4.5**

Time Breakdown Summary for the period 1/2/2004 to 29/2/2004

CA Pacific Securities Limited, CA Pacific Finance Limited (both in liquidation), Litigation commenced by Yu Man

Fee Earner: Sam Tung

Date	LC17	LT17	Grand Total
16/2/2004	0.0	0.3	0.3
27/2/2004	0.2	0.0	0.2
Grand Total	**0.2**	**0.3**	**0.5**

Time Breakdown Summary for the period 1/2/2004 to 29/2/2004

CA Pacific Securities Limited, CA Pacific Finance Limited (both in liquidation), Litigation commenced by Yu Man

Fee Earner: Peter So

Date	LF06	Grand Total
13/2/2004	0.4	0.4
16/2/2004	0.7	0.7
18/2/2004	0.1	0.1
26/2/2004	1.0	1.0
27/2/2004	1.3	1.3
Grand Total	**3.5**	**3.5**

Time Breakdown Summary for the period 1/2/2004 to 29/2/2004

CA Pacific Securities Limited, CA Pacific Finance Limited (both in liquidation), Litigation commenced by Yu Man

Fee Earner: Sunny Ho

Date	LT02	Grand Total
6/2/2004	0.3	0.3
10/2/2004	0.1	0.1
Grand Total	**0.4**	**0.4**

Time Breakdown Summary for the period 1/2/2004 to 29/2/2004

CA Pacific Securities Limited, CA Pacific Finance Limited (both in liquidation), Litigation commenced by Yu Man

Fee Earner: Willy Chiang

Date	LT02	Grand Total
4/2/2004	1.1	1.1
11/2/2004	0.5	0.5
Grand Total	**1.6**	**1.6**

END